Exhibit 2.01

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ETSY, INC.,

a Delaware corporation,

POLANCO ACQUISITION SUB, INC.

a Delaware corporation,

REVERB HOLDINGS, INC.,

a Delaware corporation,

and

FORTIS ADVISORS LLC,

a Delaware limited liability company, as the Securityholders’ Agent

Dated as of July 21, 2019

TABLE OF CONTENTS

ARTICLE I THE MERGER		2
1.1	The Merger	2
1.2	Closing Deliveries	3
1.3	Effect on Capital Stock and Options	6
1.4	Payment Procedures	9
1.5	No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants	11
1.6	Company Net Working Capital, Company Debt, Company Cash and Transaction Expenses Adjustment	11
1.7	Tax Consequences	14
1.8	Certain Taxes	14
1.9	Withholding Rights	14
1.10	Further Action	15
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		15
2.1	Organization, Standing, Power and Subsidiaries	15
2.2	Capital Structure	15
2.3	Authority; Non-contravention	18
2.4	Financial Statements; No Undisclosed Liabilities.	19
2.5	Absence of Changes	20
2.6	Litigation	20
2.7	Restrictions on Business Activities	20
2.8	Compliance with Laws; Governmental Permits	21
2.9	Title to, Condition and Sufficiency of Tangible Assets; Real Property	21
2.10	Intellectual Property.	21
2.11	Taxes.	30
2.12	Employee Benefit Plans and Employee Matters	33
2.13	Interested-Party Transactions	38
2.14	Insurance	38
2.15	Books and Records	38
2.16	Material Contracts.	38
2.17	Transaction Fees	41
2.18	Anti-Corruption Law	41
2.19	Environmental, Health and Safety Matters	42
2.20	Export Control and Sanctions Laws	42
2.21	Buyers and Sellers	42
2.22	Suppliers and Vendors	43
ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB		43
3.1	Organization and Standing	43
3.2	Authority; Non-contravention	43
3.3	Litigation	44
3.4	Transaction Fees	44
3.5	Solvency	44
3.6	Financial Capability	44
3.7	Investment Representation	44
3.8	Board and Stockholder Approvals	44
3.9	Operation of Merger Sub	45
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		45
4.1	Conduct of the Business; Notices	45
4.2	Restrictions on Conduct of the Business	45
4.3	Certain Limitations	48

i

ARTICLE V ADDITIONAL AGREEMENTS		49
5.1	Board Recommendation, Stockholder Approval and Stockholder Notice	49
5.2	No Solicitation	50
5.3	Confidentiality; Public Disclosure	50
5.4	Reasonable Best Efforts	51
5.5	Third-Party Consents; Notices	53
5.6	Litigation	53
5.7	Access to Information	53
5.8	Spreadsheet	54
5.9	Expenses; Company Debt	55
5.10	Employees	55
5.11	Termination of 401(k) Plan and Company Option Plan	56
5.12	Waivers for Promised Company Options	57
5.13	Certain Closing Certificates and Documents	57
5.14	Tax Matters.	57
5.15	280G Stockholder Approval	59
5.16	Directors and Officers	59
5.17	Notification	61
5.18	Contact with Business Relations	61
5.19	Intellectual Property Matters	61
5.20	Acquirer RSUs	61
ARTICLE VI CONDITIONS TO THE MERGER		62
6.1	Conditions to Obligations of Each Party to Effect the Merger	62
6.2	Additional Conditions to Obligations of the Company	62
6.3	Additional Conditions to the Obligations of Acquirer	63
6.4	Waiver of Conditions	64
ARTICLE VII TERMINATION		64
7.1	Termination	64
7.2	Effect of Termination	65
ARTICLE VIII ESCROW FUND AND INDEMNIFICATION		65
8.1	Escrow Fund	65
8.2	Indemnification	66
8.3	Indemnifiable Damage Threshold; Other Limitations	67
8.4	Period for Claims	70
8.5	Claims	70
8.6	Resolution of Objections to Claims	71
8.7	Securityholders’ Agent	72
8.8	Third-Party Claims	74
8.9	Treatment of Indemnification Payments	75
8.10	No Other Representations or Warranties	75
ARTICLE IX GENERAL PROVISIONS		76
9.1	Survival of Representations, Warranties and Covenants	76
9.2	Notices	76
9.3	Interpretation	77
9.4	Company Disclosure Letter	78
9.5	Amendment	79
9.6	Extension; Waiver	79
9.7	Counterparts	79
9.8	Entire Agreement; Parties in Interest	79
9.9	Assignment	80
9.10	Severability	80

9.11	Remedies Cumulative; Specific Performance	80
9.12	Arbitration; Submission to Jurisdiction; Consent to Service of Process.	80
9.13	Governing Law	81
9.14	Rules of Construction	81
9.15	WAIVER OF JURY TRIAL	81
9.16	Retention of Counsel	81
9.17	Protected Communications	82
9.18	No Waiver of Privilege, Protection from Disclosure or Use	82
9.19	Non-Recourse	82

Exhibits

Exhibit A	- Definitions
Exhibit B	- Form of Transitional Employee Non-Competition Agreement
Exhibit C	- Form of Named Employee Non-Competition Agreement
Exhibit D	- Form of Written Consent
Exhibit E	- Form of Stockholder Agreement
Exhibit F	- Form of Certificate of Merger
Exhibit G	- Form of Paying Agent Agreement
Exhibit H	- Form of Company Closing Officer Certificate
Exhibit I	- Form of Resignation Letter
Exhibit J-1	- Form of FIRPTA Notice
Exhibit J-2	- Form of FIRPTA Notification Letter
Exhibit K	- Form of Parachute Payment Waiver
Exhibit L	- Form of Warrant Waiver
Exhibit M	Form of CME Commercial Agreement
Exhibit N	- Form of Letter of Transmittal
Exhibit O	- Form of Option Waiver
Exhibit P	- Form of Assignment of Intellectual Property
Exhibit Q	- Form of Promised Option Release
Exhibit R	- Form of Escrow Agreement

Schedules

Company Disclosure Letter

Schedule 1.2(b)(iv)	- Consenting Stockholders
Schedule 1.2(b)(xiv)	- Contracts to be Amended, Noticed or Terminated
Schedule 5.8(viii)	- Acquirer RSU Calculation Methodology
Schedule 5.16(a)	- Indemnification Agreements
Schedule 5.19(b)	- Confirmatory Assignments
Schedule 6.3(g)	- Named Employees
Schedule 8.2(a)(ix)	- Other Indemnity Matters

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 21, 2019 (the “Agreement Date”), by and among Etsy, Inc., a Delaware corporation (“Acquirer”), Polanco Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), Reverb Holdings, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the securityholders’ agent (the “Securityholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A.

Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.

B.

The board of directors of the Company (the “Board”) has considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Merger (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement.

C.

The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement.

D.

Acquirer has obtained approval for this Agreement and the Transactions from its board of directors and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement.

E.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Company employee identified on Schedule 6.3(g)(i) (the “Named Transitional Employee”) has executed (1) Acquirer’s transitional employment offer letter, together with a confidential information and invention assignment agreement and a benefits waiver in favor of the Company and Acquirer (the “Transitional Employee Offer Letter”) and (2) a non-competition and no-hire agreement in the form attached hereto as Exhibit B (the “Transitional Employee Non-Competition Agreement”), each to become effective upon the Closing.

F.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Company employees identified on Schedule 6.3(g)(ii) (each, a “Named Employee”) have each executed (1) Acquirer’s employment offer letter, together with a confidential information and invention assignment agreement and a benefits waiver in favor of the Company and Acquirer (together, an “Offer Letter”), and (2) a non-competition and no-hire agreement in the form attached hereto as Exhibit C (a “Named Employee Non-Competition Agreement” and, together with the Transitional Employee Non-Competition Agreement, the “Non-Competition Agreements”), each to become effective upon the Closing.

G.

Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit D (a “Written Consent”) executed by the Company Stockholders identified on Schedule 1.2(b)(iv) (collectively, the “Consenting Stockholders”), evidencing the obtainment of the Company Stockholder Approval, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent a stockholder agreement in substantially the form attached hereto as Exhibit E (the “Stockholder Agreement”) executed by each Consenting Stockholder.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Fenwick & West LLP, 902 Broadway, Suite 14, New York, NY 10010, or remotely by the exchange of documents and signatures (or their electronic counterparts), or at such other location as Acquirer and the Company agree, at:

(i) 10:00 a.m. Eastern Time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that, if such date of satisfaction and/or waiver would occur on or after August 12, 2019, then Acquirer may, in its discretion, delay the Closing to any subsequent Business Day occurring up to and including October 6, 2019 by providing written notice to the Company, in which case the Closing shall be held on such subsequent Business Day, so long as, as of the date the Closing would have otherwise occurred but for this proviso, (A) the conditions in Section 6.1 have been satisfied or waived in writing by each of Acquirer and the Company, (B) the conditions in Section 6.2 (other than in Section 6.2(c)) have been satisfied or waived in writing by the Company and (C) the conditions in Section 6.3 have been satisfied or waived in writing by Acquirer (the occurrence of clauses (A), (B) and (C), the “Satisfaction Event”); provided further that, if Acquirer elects to delay the Closing in accordance with the foregoing proviso, (I) Acquirer shall be obligated, regardless of any event, circumstance or occurrence that arises after the Satisfaction Event, and regardless of whether any such event, circumstance or occurrence, individually or in the aggregate, would otherwise cause the failure of any condition set forth in Article VI to be satisfied, to effect the Closing on or before October 6, 2019, so long as between (and including) the Satisfaction Event and the Closing, (x) the Company has not intentionally and materially breached any of the covenants made by it in this Agreement and (y) the conditions set forth in Section 6.1(b), Section 6.3(c) and Section 6.3(d) continue to be satisfied, (II) Acquirer shall provide written notice to the Company indicating the date of the actual Closing at least three Business Days prior to such date and (III) in connection with the actual Closing, (x) to the extent not previously delivered, Acquirer shall make each of the deliveries required pursuant to Section 6.2(c) and (y) the Company shall redeliver each of the deliveries required pursuant to Sections 1.2(b)(iii), (ix), (x), (xiii) and (xvi), and a certificate, dated as of the Closing Date, executed on behalf of the Company by a duly elected officer of the Company, to the effect that the Company has not intentionally and materially breached any of the covenants made by it in this Agreement between the date of the Satisfaction Event and the Closing; or

(ii) such other date and time and/or such other location as Acquirer and the Company agree in writing.

The date on which the Closing occurs is sometimes referred to herein as the “Closing Date” and, for all purposes of this Agreement, the Satisfaction Event shall be deemed to have occurred only in the event Acquirer actually elects to the delay the Closing pursuant to Section 1.1(c)(i).

(d) Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL, in substantially the form attached hereto as Exhibit F (the “Certificate of Merger”), shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;

(ii) the Bylaws shall be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii) the directors and officers of Merger Sub immediately prior to the Effective Time shall be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied;

(ii) copies certified by a duly authorized officer of Acquirer of (i) the resolutions or consents of the boards of directors of each of Acquirer and Merger Sub approving this Agreement and the Merger and (ii) the unanimous written consent of Acquirer, as the sole stockholder of Merger Sub, adopting this Agreement;

(iii) by wire transfer of immediately available funds to the account designated in writing by the Paying Agent, an amount equal to the portion of the Merger Consideration payable at the Closing pursuant to Section 1.4(a)(ii), subject to and in accordance with Section 1.4;

(iv) the Escrow Amount minus the Escrow Amount RSU Reduction to the Escrow Agent for deposit into the Escrow Fund and the Securityholders’ Agent Amount for deposit into the Securityholders’ Agent Fund, in each case, subject to and in accordance with Section 1.4;

(v) the Escrow Agreement, dated as of the Closing Date, executed by Acquirer and the Escrow Agent;

(vi) the Transaction Expenses to such Persons as specified in the Spreadsheet by wire transfer of immediately available funds to accounts specified therein at least two Business Days prior to the Closing Date (it being understood that Acquirer’s obligation under this clause (a)(vi) shall be satisfied as long as Acquirer initiates the wire transfers referenced herein); and

(vii) the Paying Agent Agreement, in the form attached hereto as Exhibit G (the “Paying Agent Agreement”), dated as of the Closing Date, executed by Acquirer and the Paying Agent; and

(viii) all amounts required to be paid under the payoff letters delivered pursuant to Section 1.2(b)(xvi) in order to fully discharge the Company Debt owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such payoff letters (it being understood that Acquirer’s obligation under this clause (a)(viii) shall be satisfied as long as Acquirer initiates the wire transfers referenced herein).

(b) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate in the form attached hereto as Exhibit H, dated as of the Closing Date and executed on behalf of the Company by a duly elected officer of the Company, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(e) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with Applicable Law and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and (D) the resolutions of the Company Stockholders adopting this Agreement;

(iii) invoices from each third-party advisor to the Company that is entitled to payment with respect to Transaction Expenses, showing the amount of Transaction Expenses incurred by the Company and payable to such advisor as of the Closing;

(iv) one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval;

(v) the Stockholder Agreement, executed by each Consenting Stockholder and joined by each other Company Stockholder that has executed a Written Consent;

(vi) a resignation letter in the form attached hereto as Exhibit I, executed by each director and officer of the Company and/or the Subsidiaries in office immediately prior to the Closing, in each case, effective as of, and contingent upon, the Effective Time;

(vii) a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, (w) terminating the Company’s 401(k) plan (the “401(k) Plan”) (unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date), (x) terminating the Company Option Plan, (y) terminating each Unvested Company Option, other than those held by Continuing Employees or Continuing Contractors, and (z) resetting the exercise price of each Excluded Company Option in accordance with IRS Notice 2008-113, as amended by IRS Notices 2010-6 and 2010-80, to an amount equal to the Common Per Share Consideration, and subsequently terminating each Excluded Company Option;

(viii) a certificate from the Secretary of State of the States of Delaware and Illinois, as applicable, dated within 10 Business Days prior to the Closing Date, certifying that the Company and Reverb.com, LLC, as applicable, is in good standing;

(ix) the Spreadsheet completed to include all of the information specified in Section 5.8;

(x) the Company Closing Financial Certificate;

(xi) the Escrow Agreement, dated as of the Closing Date, executed by the Securityholders’ Agent;

(xii) audited, consolidated financial statements for the fiscal year ended December 31, 2018 and unaudited, consolidated financial statements for the six-month periods ended June 30, 2018 and June 30, 2019, in each case prepared in accordance with GAAP in the form required for Acquirer’s filings with the SEC (including, for the avoidance of doubt, footnote disclosures), as determined by, and subject to the review of, the Company’s auditors at PricewaterhouseCoopers LLP (the “Closing Deliverable Financials”);

(xiii) FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in the form attached hereto as Exhibit J-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in the form attached hereto as Exhibit J-2, dated as of the Closing Date and executed by the Company;

(xiv) evidence of (A) the Company’s and the Subsidiaries’ receipt of all consents, waivers and approvals described in Schedule 1.2(b)(xiv)(A), (B) the delivery of all notices described in Schedule 1.2(b)(xiv)(B) and (C) the amendment or termination, as applicable, of each of the Contracts listed on Schedule 1.2(b)(xiv)(C), as described therein;

(xv) the Certificate of Merger, executed by the Company;

(xvi) payoff letters or similar instruments (together with, if applicable, lien releases, or an authorization for such lien releases upon receipt of the pay-off amount, including authorization to file or record on behalf of the payee a UCC-3 termination statement and/or other instruments of release) in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt;

(xvii) executed copies of a Parachute Payment Waiver in the form attached hereto as Exhibit K (the “Parachute Payment Waiver”), executed by each “disqualified individual” (within the meaning of Section 280G of the Code);

(xviii) the warrant waiver, in the form attached here to as Exhibit L (the “Warrant Waiver”), executed by each Company Warrantholder;

(xix) the Commercial Agreement, in the form attached hereto as Exhibit M (the “CME Commercial Agreement”), executed by CME and Reverb.com, LLC; and

(xx) the Paying Agent Agreement, executed by the Securityholders’ Agent and the Paying Agent.

Upon consummation of the Closing, any delivery set forth in this Section 1.2 that was not delivered as of the time of the Closing will be deemed to have been waived for all purposes by the party having the benefit of such delivery as of and after the Closing; provided that, receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.3 Effect on Capital Stock and Options.

(a) Treatment of Company Capital Stock and Company Options and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, Company Warrantholder or any other Person:

(i) Company Capital Stock.

(A) Each share of Company Common Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Common Per Share Consideration.

(B) Each share of Company Series A-1 Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Series A-1 Per Share Consideration.

(C) Each share of Company Series A-2 Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Series A-2 Per Share Consideration.

(D) Each share of Company Series B Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Series B Per Share Consideration.

(E) Each share of Company Series B-2 Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Series B-2 Per Share Consideration.

(F) The amount of cash each Company Stockholder holding shares of Company Capital Stock is entitled to receive for such shares of Company Capital Stock shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by such Company Stockholder.

(ii) Company Options.

(A) Vested Company Options. Each Vested Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer, and no Vested Company Option shall be substituted with any equivalent option or right to purchase or otherwise acquire any capital stock or other securities of Acquirer. Upon cancellation thereof, each Vested Company Option shall be converted into and represent the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, with respect to each share of Company Common Stock underlying such Vested Company Option, equal to the excess of (x) the Common Per Share Consideration over (y) the per share exercise price of such Vested Company Option, to the extent a positive number (collectively, the “Option Payments”). The amount of cash each Company Optionholder holding Vested Company Options is entitled to receive for such Vested Company Options shall be rounded to the nearest cent and computed after aggregating cash amounts for all such Vested Company Options held by such Company Optionholder and will be reduced by any applicable payroll, income tax or other withholding taxes in accordance with Section 1.9. Notwithstanding anything to the contrary contained herein, Unvested Company Options held by Continuing Employees and Continuing Contractors providing services to the Company in Japan and the Netherlands shall be treated as Vested Company Options for purposes of this Agreement and each Unvested Company Option held by such Company Optionholders shall be converted into and represent the right to receive the Option Payments.

(B) Unvested Company Options Held by Continuing Employees and Continuing Contractors. Each Unvested Company Option held by a Continuing Employee or a Continuing Contractor (other than a Continuing Employee or Continuing Contractor providing services to the Company in Japan or the Netherlands) that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time. Upon cancellation thereof, each such Unvested Company Option shall be substituted by Acquirer with an award of Acquirer restricted stock units (an “Acquirer RSU”) representing the opportunity to receive a number of shares of Acquirer Common Stock equal to (x) (i) the excess of (1) the Common Per Share Consideration over (2) the per share exercise price of such Unvested Company Option, to the extent a positive number, multiplied by (ii) the aggregate number of shares of Company Common Stock underlying such Unvested Company Option as of immediately prior to the Effective Time divided by (y) the Acquirer Stock Price, rounded down to the nearest whole number of shares of Acquirer Common Stock. The Acquirer RSUs granted in substitution of Unvested Company Options pursuant to this Section 1.3(a)(ii)(B), which will be made pursuant to a stock unit agreement in substantially the form filed by Acquirer with the SEC, shall not result in an extension of such Unvested Company Options and shall include the same vesting schedule and vesting terms and conditions as were in effect with respect thereto as of immediately prior to the Effective Time; provided that, no vesting acceleration shall occur by reason of the Merger or any subsequent event, such as termination of employment.

(C) Unvested Company Options Held by Persons Other than Continuing Employees or Continuing Contractors; Excluded Company Options. Each Unvested Company Option, other than those held by Continuing Employees or Continuing Contractors, that are unexpired, unexercised and outstanding immediately prior to the Effective Time, and each Excluded Company Option, shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger Consideration.

(D) Necessary Actions. Subject to Applicable Law, the Company shall, prior to the Closing, take or cause to be taken all actions as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(ii).

(E) Acquirer Actions Related to Acquirer RSUs. Acquirer will take or cause to be taken all actions, if any, as may be required to reserve for issuance a number of authorized but unissued shares of Acquirer Common Stock for delivery upon settlement of the Acquirer RSUs. Acquirer will cause the registration of the shares of Acquirer Common Stock subject to the Acquirer RSUs to be effective as part of a registration statement on Form S-8 as of the Closing and will use the same level of efforts that it uses to maintain the effectiveness of its other registration statements on Form S-8 to maintain the effectiveness of such registration statement for so long as any Acquirer RSUs remain outstanding.

(F) Company Warrants. Each Company Warrant, whether vested or unvested, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Acquirer in the Merger as of the Effective Time. Upon cancellation thereof, each Company Warrant shall be converted into and represent the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, with respect to each share of Company Common Stock underlying such Company Warrant, equal to the excess of (x) the Common Per Share Consideration over (y) the per share exercise price of such Company Warrant, to the extent a positive number (collectively, the “Warrant Payments”). The amount of cash the Company Warrantholder is entitled to receive for such Company Warrants shall be rounded to the nearest cent and computed after aggregating cash amounts for all such Company Warrants.

(iii) Aggregate Merger Consideration. Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash to be paid by Acquirer to the Company Securityholders pursuant to this Agreement exceed $275,000,000, plus (i) the sum of (A) an amount equal to the Closing Net Working Capital Surplus, if any, and (B) an amount equal to the amount of Closing Company Cash, minus (ii) the sum of (A) an amount equal to the Closing Net Working Capital Shortfall, if any, (B) an amount equal to the Closing Company Debt, (C) an amount equal to Transaction Expenses that are incurred but unpaid as of the Closing and (D) an amount equal to the Unvested Option Payout Amount.

(b) Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c) Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the applicable provisions of the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer prompt notice of any demands for appraisal or purchase received by the Company in writing, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by the Company. The Company shall not, except with the prior written consent of Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares, in each case, to the extent such payment, offer or settlement involves any obligations by or on behalf of the Company or any Subsidiary that could reasonably be expected to survive the Closing. Subject to Section 8.2, the payout of consideration under this Agreement to the Company

Securityholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under the DGCL by any other Company Stockholder.

(f) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Transactions, except as provided in the Escrow Agreement with respect to the cash amounts in the Escrow Fund.

1.4 Payment Procedures.

(a) Surrender of Certificates.

(i) As soon as reasonably practicable after the Closing, to the extent not previously delivered, Acquirer (or the Paying Agent) shall mail, or cause to be mailed, a letter of transmittal together with instructions for use thereof, which shall be in the form attached hereto as Exhibit N (the “Letter of Transmittal”), to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time to the extent that such holder has not executed and delivered a Letter of Transmittal prior to the Closing. The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Paying Agent (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(a)(v)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, including an agreement to be bound by the provisions of Section 1.5 and Article VIII and agree to release, solely in his, her or its capacity as a Company Stockholder, the Company and the Surviving Corporation from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates and/or the Transactions.

(ii) At the Closing Acquirer shall cause to be deposited with JPMorgan Chase Bank, N.A (the “Paying Agent”) the portion of the Merger Consideration payable to Company Stockholders pursuant to Section 1.3(a)(i) in respect of their shares of Company Capital Stock, subject to Section 1.4(d) and Section 1.4(e).

(iii) As soon as reasonably practicable after the date of delivery to the Paying Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal (including any applicable attachments thereto or other documentation required thereby), (A) the holder of record of such Certificate shall be entitled to receive the amount of cash that such holder has the right to receive pursuant to Section 1.3(a)(i) in respect of such Certificate, subject to Section 1.4(d) and Section 1.4(e), and (B) such Certificate shall be cancelled.

(iv) As soon as reasonably practicable after receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent to pay to each Company Stockholder by check or wire transfer of same-day funds the aggregate amount of cash payable to such Company Stockholder pursuant to Section 1.3(a)(i), subject to Section 1.4(d) and Section 1.4(e), other than in respect of Dissenting Shares to holders thereof, as promptly as practicable (and in any event within three Business Days) following the submission of a Certificate to the Paying Agent and a duly executed Letter of Transmittal (including any applicable attachments thereto or other documentation required thereby) by such Company Stockholder.

(v) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed, the Paying Agent will pay in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a)(i), subject to subject to Section 1.4(d) and Section 1.4(e).

(b) Surrender of Options. Acquirer shall, no later than the next regular payroll date occurring not less than five Business Days following the Closing Date, cause the Option Payments to be paid to each Company Optionholder holding Vested Company Options, subject to Section 1.4(d) and Section 1.4(e), through Acquirer’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided that such payment to such Company Optionholder shall be made only if such Company Optionholder shall have delivered a duly executed option waiver in the form attached hereto as Exhibit O (the “Option Waiver”) prior to the Closing, and otherwise, Acquirer shall cause such Option Payment to be paid to such Company Optionholder through Acquirer’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes, no later than the next regular payroll date occurring not less than five Business Days following the delivery of such duly executed Option Waiver; provided further that, with respect to any Option Payment to be made to a Company Optionholder holding Vested Company Options that is not a Continuing Employee, Acquirer shall cause such Option Payment to be paid by the Paying Agent, Acquirer or the Surviving Corporation as soon as reasonably practicable after the date of delivery to Acquirer of such Company Optionholder’s duly executed Option Waiver.

(c) Warrant Payments. As soon as reasonably practicable following the Closing, Acquirer shall cause the Warrant Payments to be paid to each Company Warrantholder, subject to Section 1.4(d) and Section 1.4(e), provided that such payment to such Company Warrantholder shall be made only if such Company Warrantholder shall have delivered a duly executed Warrant Waiver prior to the Closing.

(d) Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from the Merger Consideration payable to each Company Securityholder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii)(A) and Section 1.3(a)(ii)(F) such Company Securityholder’s Closing Pro Rata Share (solely with respect to Company Capital Stock, Vested Company Options and Company Warrants) of the Escrow Amount, and shall deposit the Escrow Amount with the Escrow Agent pursuant to Section 8.1. The Escrow Fund shall in all cases constitute the initial source of recovery and partial security for the benefit of Acquirer (on behalf of itself or any other Acquirer Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Company Securityholders under Section 1.6 and Article VIII, and the Escrow Fund shall be held and distributed in accordance with Section 1.6 and Section 8.1. The adoption of this Agreement by the Company Securityholders shall constitute, among other things, approval of the Escrow Amount, the withholding of the Escrow Amount minus the Escrow Amount RSU Reduction by Acquirer and the appointment of the Securityholders’ Agent. For the avoidance of doubt, the amount of cash actually deposited in the Escrow Fund at the Closing shall be equal to the Escrow Amount minus the Escrow Amount RSU Reduction.

(e) Securityholders’ Agent Fund. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from the Merger Consideration payable to each Company Securityholder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii)(A) and Section 1.3(a)(ii)(F) such Company Securityholder’s Closing Pro Rata Share (solely with respect to Company Capital Stock, Vested Company Options and Company Warrants) of $750,000 (the “Securityholders’ Agent Amount”, and the aggregate amount of cash so held by the Securityholders’ Agent from time to time, the “Securityholders’ Agent Fund”)), and shall, at the Closing, cause to be deposited with the Securityholders’ Agent the Securityholders’ Agent Amount, which shall be held by the Securityholders’ Agent in accordance with Section 8.7 (Securityholders’ Agent). For the avoidance of doubt, the amount of cash actually deposited with the Securityholders’ Agent pursuant to this Section 1.4(e) shall be equal to $750,000.

(f) Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(a) is to be paid to a Person other than the Person to which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate or Company Option shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate or Company Option, or established to the reasonable satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(g) No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(h) Unclaimed Consideration. Each holder of a Certificate or Company Option who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate or Company Option. Notwithstanding anything to the contrary contained herein, if any Certificate or Company Option has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate or Company Option would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate or Company Option shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.5 No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants. The applicable portion of the Merger Consideration paid or payable following the surrender for exchange of the Certificates and Company Options in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock or Company Options that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document or instrument representing a Company Option is presented to the Surviving Corporation for any reason, such Certificate, document or instrument (and the underlying shares of Company Capital Stock and Company Options) shall be cancelled and exchanged as provided in this Article I.

1.6 Company Net Working Capital, Company Debt, Company Cash and Transaction Expenses Adjustment.

(a) Pursuant to Section 5.13, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than three Business Days prior to the Closing Date.

(b) Within 60 days after the Closing, Acquirer shall deliver to the Securityholders’ Agent a spreadsheet containing final calculations of the Company Net Working Capital as of the Adjustment Calculation Time and the Company Debt that is outstanding, the Company Cash and the Transaction Expenses that are incurred but unpaid, in each case, as of the Closing (the “Acquirer Calculations”), together with such supporting documentation, information and calculations as are reasonably necessary for Securityholders’ Agent to verify and determine the calculations, amounts and other matters set forth in the Acquirer Calculations. The Acquirer Calculations shall be determined, in each case, in good faith, on a consolidated basis in accordance with the Accounting Principles. The parties agree that the purpose of preparing the Acquirer Calculations and calculating the final Merger Consideration is solely to (x) accurately measure the Company Net Working Capital, Company Debt, Company Cash and/or Transaction Expenses and (y) measure the difference in Final Net Working Capital from Closing Net Working Capital Target, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies for the purpose of calculating the final Merger Consideration than were used in the calculation of estimated Merger Consideration. Acquirer shall (and if applicable, shall cause its Affiliates to), following the Closing through the date that the calculations of the Company Net Working Capital, Company Debt, Company Cash and Transaction Expenses become conclusive and binding upon the parties in accordance with this Section 1.6, maintain any books, records, policies or procedures on which the Acquirer Calculations are based in a manner sufficient to calculate and review the Acquirer Calculations utilizing the methods required by this Agreement.

(c)

(i) The Securityholders’ Agent may object to the calculation of Company Net Working Capital, Company Debt, Company Cash and/or Transaction Expenses set forth in the Acquirer Calculations by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer Calculations (the “Notice of Objection”), together with supporting documentation, information and calculations necessary for Acquirer to verify the Notice of Objection. Any matters not expressly set forth in a timely Notice of Objection shall be deemed to have been accepted by the Securityholders’ Agent on behalf of the Company Securityholders.

(ii) Upon receipt of the Acquirer Calculations, the Securityholders’ Agent and its Representatives may make inquiry of Acquirer and Acquirer shall promptly make available to the Securityholders’ Agent and its Representatives the books and records relating to the Acquirer Calculations, or otherwise promptly provide responses to the Securityholders’ Agent’s inquiries sufficient to calculate and review the Acquirer Calculations, in each case, as reasonably requested by the Securityholders’ Agent in connection with its review of the Acquirer Calculations.

(d) If the Securityholders’ Agent timely provides the Notice of Objection, then Acquirer and the Securityholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and all such discussions and negotiations related thereto shall (unless otherwise agreed by Acquirer and the Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the Agreement Date) and any applicable similar state rule, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Company Securityholders.

(e) If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Securityholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Securityholders’ Agent shall engage Ernst & Young LLP or, if such firm is not able or willing to so act, another nationally recognized auditing firm acceptable to both Acquirer and the Securityholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Securityholders’ Agent and the Acquirer Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Company Securityholders, and the Reviewing Accountant shall provide Acquirer and the Securityholders’ Agent with a calculation of Company Net Working Capital, Company Debt, Company Cash and/or Transaction Expenses in accordance with such determination. The Reviewing Accountant shall consider only those items and amounts that were set forth in the Acquirer Calculations and the Notice of Objection and that remain unresolved by Acquirer and Securityholders’ Agent, and shall make a final determination of Company Net Working Capital, Company Debt, Company Cash and/or Transaction Expenses. The parties will execute a customary engagement letter and cooperate with the Reviewing Accountant during the term of its engagement. Acquirer and the Securityholders’ Agent shall instruct the Reviewing Accountant not to, and the Reviewing Accountant shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Acquirer, on the one hand, or the Securityholders’ Agent, on the other hand, or less than the smallest value for such item assigned by Acquirer, on the one hand, or the Securityholders’ Agent, on the other hand. Acquirer and Securityholders’ Agent shall also instruct the Reviewing Accountant to, and the Reviewing Accountant shall, make its determination based solely on written presentations by Acquirer and the Securityholders’ Agent that are in accordance with the definitions and other provisions set forth in this Agreement (i.e., not on the basis of an independent review).

(f) If the sum of (i) Company Net Working Capital as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Working Capital”), plus (ii) the Closing Net Working Capital Shortfall, if any, minus (iii) the Closing Net Working Capital Surplus, if any, is:

(A) less than the Closing Net Working Capital Target (such difference, the “Final Net Working Capital Shortfall”), then the Company Securityholders shall severally but not jointly in accordance with their respective Indemnity Pro Rata Shares indemnify and hold harmless Acquirer, for the full amount of the Final Net Working Capital Shortfall; or

(B) more than the Closing Net Working Capital Target (such difference, the “Final Net Working Capital Surplus”), then Acquirer shall cause the full amount of such Final Net Working Capital Surplus to be deposited in cash with the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares, subject to the Company Securityholder Payment Procedures.

(g) If the amount of Company Debt as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Company Debt”) is greater than the amount of Company Debt indicated in the Company Closing Financial Certificate, then the Company Securityholders shall severally but not jointly in accordance with their respective Indemnity Pro Rata Shares indemnify and hold harmless Acquirer for the full amount by which the Final Company Debt exceeds the amount of Company Debt indicated in the Company Closing Financial Certificate. If the amount of Final Company Debt is less than the amount of Company Debt indicated in the Company Closing Financial Certificate, then Acquirer shall cause the full amount of such difference to be deposited in cash with the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares, subject to the Company Securityholder Payment Procedures.

(h) If the amount of Company Cash as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Company Cash”) is less than the amount of Company Cash indicated in the Company Closing Financial Certificate, then the Company Securityholders shall severally but not jointly in accordance with their respective Indemnity Pro Rata Shares indemnify and hold harmless Acquirer for the full amount by which the Final Company Cash is less than the amount of Company Cash indicated in the Company Closing Financial Certificate. If the amount of Final Company Cash is more than the amount of Company Cash indicated in the Company Closing Financial Certificate, then Acquirer shall cause the full amount of such difference to be deposited in cash with the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares, subject to the Company Securityholder Payment Procedures.

(i) If the amount of Transaction Expenses as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Transaction Expenses”) is greater than the amount of Transaction Expenses indicated in the Company Closing Financial Certificate, then the Company Securityholders shall severally but not jointly in accordance with their respective Indemnity Pro Rata Shares indemnify and hold harmless Acquirer for the full amount by which the Final Transaction Expenses is greater than the amount of Transaction Expenses indicated in the Company Closing Financial Certificate. If the amount of Final Transaction Expenses is less than the amount of Transaction Expenses indicated in the Company Closing Financial Certificate, then Acquirer shall cause the full amount of such difference to be deposited in cash with the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares, subject to the Company Securityholder Payment Procedures.

(j) The costs and expenses of the Reviewing Accountant shall be allocated between Acquirer, on the one hand, and the Company Securityholders, on the other hand, based upon the percentage of the dollar value of the disputed amounts determined in favor of the other party by the Reviewing Accountant bears to the dollar value contested by such party in the written presentation to the Reviewing Accountant. For example, if the

Securityholders’ Agent contests only $500 of the amount set forth in the Acquirer Calculations in the Notice of Objection, and if the Reviewing Accountant ultimately resolves the dispute by awarding Acquirer $300 of the $500 contested, then the costs and expenses of the Reviewing Accountant will be allocated 60% (i.e., $300/$500) to the Company Securityholders and 40% (i.e., $200/$500) to Acquirer. The determination of Company Net Working Capital, Company Debt, Company Cash and/or Transaction Expenses, shall become final and binding on the parties on the date the Reviewing Accountant delivers its final resolution in writing to the parties. The Reviewing Accountant shall act as an expert only, and not as an arbitrator, and shall not be engaged to, and shall not, make any ruling or provide any opinion on any matter that could constitute a breach of any representation or covenant contained herein.

(k) For illustrative purposes, Schedule 1.6 of the Company Disclosure Letter sets forth the calculation of the Company Net Working Capital as of December 31, 2018, which calculations have been prepared in accordance with the specific accounting methods, practices, policies and principles (including classification and estimation methodologies) described therein (collectively, the “Accounting Principles”). In furtherance of the foregoing, the calculation of the Company Net Working Capital, Company Debt that is outstanding, Company Cash and the Transaction Expenses, as set forth in the Company Closing Financial Certificate and the Acquirer Calculations shall, in each case, not include any changes in assets or liabilities as a result of purchase or other accounting adjustments or other changes arising from or resulting as a consequence of the Transactions. The calculation of the Company Net Working Capital shall be determined as of the Adjustment Calculation Time, and the calculation of the Company Debt that is outstanding, Company Cash and the Transaction Expenses shall be determined as of the Closing, each based on a “closing of the books” methodology and will exclude the effect of any act, decision or event occurring on or after the Closing.

1.7 Tax Consequences. Neither Acquirer nor Merger Sub makes any representations or warranties to the Company or any of the Subsidiaries or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any of the Subsidiaries or any Company Securityholder of this Agreement, the Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Subsidiaries and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Transactions and the other agreements contemplated by this Agreement.

1.8 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid 50% by Company Securityholders, on the one hand, and 50% by Acquirer, on the other hand. The Company Securityholders and Acquirer shall, at their own expense, file all necessary Tax Returns and other documentation with respect to their share of Transfer Taxes. To the extent applicable, Company Securityholders and Acquirer shall reimburse each other for any Transfer Taxes paid by them in connection with the filing of Tax Returns with respect to Transfer Taxes within 10 calendar days after receipt from the other of written notice of payment thereof and a copy of the associated filed Tax Returns.

1.9 Withholding Rights. Each of Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement to any Named Employee, any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options, Company Warrants or Certificates, such amounts in cash as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made. The parties shall cooperate with each other, as and to the extent reasonably requested by the other party, to use commercially reasonable efforts to minimize or eliminate any potential deductions and withholdings under applicable Tax law, and to ensure that the person in respect of which/whom any such deduction and withholding was made is able to receive the full benefit of such deductions and withholdings to the extent provided by applicable Tax law.

1.10 Further Action. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the Transactions.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Acquirer as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) Each of the Company and the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and the Subsidiaries has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company and the Subsidiaries (taken as a whole). The Company has and, since January 1, 2016 has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity. There are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company or the Subsidiaries (except, in the case of a Subsidiary, in favor of the Company).

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary and its jurisdiction of incorporation. The Company is the owner of all of the issued and outstanding Equity Interests of each Subsidiary, free and clear of all Encumbrances, and all such Equity Interests are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive right or right of first refusal created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or pursuant to any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any of the Subsidiaries to issue, transfer, sell, purchase or redeem or otherwise acquire or sell any such securities. There are no entities that have been merged into or that otherwise are predecessors to the Company or any of the Subsidiaries.

(c) Neither the Company nor any of the Company Stockholders has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any Subsidiary or the winding up or cessation of the business or affairs of the Company or any Subsidiary.

(d) Schedule 2.1(d) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of each Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of each Subsidiary and (iii) the names and titles of the officers of each of the Company and the Subsidiaries.

2.2 Capital Structure.

(a) The authorized Company Capital Stock consists solely of (i) 26,640,518 shares of Company Common Stock, of which 22,637,851 shares are designated as Company Class A Common Stock and 4,002,667 shares are designated as Company Class B Common Stock, and (ii) 8,635,184 shares of Company Preferred Stock, of which 2,145,848 are designated as Company Series A-1 Stock, 1,387,797 are designated as Company Series A-2 Stock, 3,691,764 are designated as Company Series B Stock and 1,409,775 are designated as Company Series B-2 Stock. A total of 10,000,000 shares of Company Class A Common Stock, 702,436 shares of Company Class B Common Stock, 2,102,848 shares of Company Series A-1 Stock, 1,387,797 of Company Series A-2 Stock, 3,691,764 of Company Series B Stock and 1,409,765 of Company Series B-2 Stock, are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date or the exercise of Company Warrants that are outstanding as of the Agreement Date. Neither the Company nor any of the Subsidiaries holds any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable. None of the shares of Company Capital Stock are Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of their assets are bound. There is no Liability for dividends accrued and unpaid by the Company or the Subsidiaries. The Company and the Subsidiaries are not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company or any of the Subsidiaries. All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws, the Company Option Plans (if applicable) and any applicable Contracts to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of their assets are bound.

(b) As of the Agreement Date, the Company has reserved 2,654,317 shares of Company Class B Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 2,578,256 shares are subject to outstanding and unexercised Company Options, and 76,061 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the Company Option Plan under which such Company Option was granted (if any) and the country of residence of such Company Optionholder, and separately identifies each Excluded Company Option and each Company Optionholder who has been granted an Excluded Company Option (each, an “Excluded Optionholder”). All Company Options listed on Schedule 2.2(b) of the Company Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify and will continue to so qualify as of immediately prior to the consummation of the Transactions. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option) have been made available or provided to Acquirer, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans in any case from those provided to Acquirer. The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.

(c) Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), and the exercise price per share. True, correct and complete copies of each Company Warrant have been provided to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company or any of the Subsidiaries (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company or any of the Subsidiaries, as applicable.

(d) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Schedule 2.2(d) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Persons (each, a “Company Option Promisee”) who have been promised but not granted Company Options (a “Promised Company Option”), including the number of Promised Company Options promised to each Company Option Promisee and a description of any terms applicable thereto. Other than as set forth on Schedules 2.2(a), 2.2(b), 2.2(c) and 2.2(d) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or any of the Subsidiaries, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any of the Subsidiaries or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or any of the Subsidiaries or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any of the Subsidiaries or other rights to purchase or otherwise acquire any Equity Interests of the Company or any of the Subsidiaries, whether vested or unvested, or (ii) obligating the Company or any of the Subsidiaries to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.

(e) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any of the Subsidiaries, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company or any of the Company’s Subsidiaries, on the one hand, and any Company Securityholder, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment with or service to the Company, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plans nor any Contract of any character to which the Company and/or any of the Subsidiaries is a party to or by which the Company and/or any of the Subsidiaries or any of their assets are bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or any of the Subsidiaries or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

(g) As of the Closing, the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options or Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company.

(h) Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or the Subsidiaries or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or Equity Interests of any of the Subsidiaries or (ii) other securities of the Company or any of the Subsidiaries that, in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3 Authority; Non-contravention.

(a) Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. Subject to obtaining the Company Stockholder Approval, the execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and the Subsidiaries. Each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Class A Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Class A Common Stock basis) and (ii) the holders of a majority of the outstanding shares of Company Series B Stock and Company Series B-2 Stock (voting together as a single voting class on an as-converted to Company Class A Common Stock basis) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b) Except as set forth on Schedule 2.3(b) of the Company Disclosure Letter, the execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the Subsidiaries or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any of the Subsidiaries, in each case as amended to date, (B) any Contract of the Company or any of the Subsidiaries or any Contract applicable to any of the material assets of the Company or any of the Subsidiaries or (C) any Applicable Law, other than in the case of (B) and (C), such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not materially and adversely affect, and would not reasonably be expected to materially and adversely affect, the Company and the Subsidiaries, taken as a whole.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or any of the Subsidiaries in connection with the execution and delivery of this Agreement or any other Company Transaction

Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), (ii) such filings and notifications as may be required to be made by the Company in connection with the Transactions under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act and other applicable Antitrust Laws and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not materially and adversely affect, and would not reasonably be expected to materially and adversely affect, the Company’s or any of the Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law.

(d) The Company and each of the Subsidiaries, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company and the Subsidiaries will not be applicable to any of Acquirer, the Company, any of the Subsidiaries or the Surviving Corporation, or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, the Company Stockholder Approval or the Requisite Stockholder Approval.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Acquirer its audited, consolidated financial statements for the fiscal year ended December 31, 2018, and its unaudited, consolidated financial statements for the six-month period ended June 30, 2018 (collectively, and together with, when available, the Closing Deliverable Financials, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and the Subsidiaries, (ii) fairly and accurately present, in all material respects, in accordance with GAAP, the consolidated financial condition of the Company and the Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount) and (iii) were prepared in all material respects in accordance with GAAP, applied on a consistent basis throughout the periods involved, including, for the avoidance of doubt, footnote disclosures. In addition, the Company has delivered to Acquirer its unaudited, consolidated financials for the six-month period ended June 30, 2019 (including a balance sheet, statements of operations and statements of cash flows) that have been produced in the Company’s ordinary course monthly closing process.

(b) Neither the Company nor any of the Subsidiaries has any Liabilities of any nature other than (i) those set forth in or reserved against in the balance sheet included in the Financial Statements as of December 31, 2018 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and the Subsidiaries’ business since the Company Balance Sheet Date in the ordinary course of business consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount, (iii) those incurred by the Company and the Subsidiaries in connection with the execution of this Agreement and (iv) those that do not exceed $100,000 individually or $250,000 in the aggregate. Except for Liabilities reflected in the Financial Statements, neither the Company nor any of the Subsidiaries has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company and the Subsidiaries. Without limiting the generality of the foregoing, since January 1, 2016, neither the Company nor any of the Subsidiaries has guaranteed any debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and the Subsidiaries maintain accounts and the names of all Persons authorized to make withdrawals therefrom.

(e) The accounts receivable of the Company (collectively, the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s and the Subsidiaries’ past practice.

(f) Each of the Company and the Subsidiaries has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances that transactions, receipts and expenditures of the Company and the Subsidiaries are being executed and made only in accordance with appropriate authorizations of the Company’s management and the Board (if applicable), and there has not been a change to the Company’s internal accounting controls that would reasonably be expected to materially affect the Company’s internal control over preparation of financial statements. None of the Company, the Subsidiaries, the Company’s independent auditors or, to the knowledge of the Company, any current or former employee, consultant or director of the Company or any of the Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any of the Subsidiaries’ management or other current or former employees, consultants or directors of the Company or any of the Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Subsidiaries, or any claim or allegation regarding any of the foregoing.

2.5 Absence of Changes. Since the Company Balance Sheet Date, (i) the Company and the Subsidiaries have conducted the Business, in all material respects, in the ordinary course of business consistent with past practice, (ii) there has not occurred any Material Adverse Effect and (iii) neither the Company nor any of the Subsidiaries has done, caused or permitted any action that would constitute a breach of Section 4.2 if such action were taken by the Company or any of the Subsidiaries, as applicable, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6 Litigation. There is no Legal Proceeding to which the Company or any of the Subsidiaries is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries or, in each case, any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of the Subsidiaries). There is no Order against the Company or any of the Subsidiaries, or any of their respective assets, or, to the knowledge of the Company, any of the Company’s or the Subsidiaries’ directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of the Subsidiaries). Neither the Company nor any of the Subsidiaries has any Legal Proceeding pending against any other Person.

2.7 Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any of the Subsidiaries that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or any of the Subsidiaries, any acquisition of property by the Company or any of the Subsidiaries or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or any of the Subsidiaries to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company-Owned Intellectual Property, or to make use of any Company-Owned Intellectual Property, including any grants by the Company of exclusive rights or licenses under Company-Owned Intellectual Property (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services. Other than the Material Contracts or as set forth on Schedule 2.7 of the Company Disclosure Letter, there are no Contracts or permits to which the Company or any of the Subsidiaries is a party that relate to or affect the assets or properties of the Company or any of the Subsidiaries.

2.8 Compliance with Laws; Governmental Permits.

(a) Since January 1, 2016, the Company and each of the Subsidiaries has since January 1, 2016 complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.

(b) The Company and each of the Subsidiaries has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity that is required for the conduct of the Business (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Neither the Company nor any of the Subsidiaries has received, since January 1, 2016, any written notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and each of the Subsidiaries has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9 Title to, Condition and Sufficiency of Tangible Assets; Real Property.

(a) Each of the Company and the Subsidiaries has good and marketable title to, or valid leasehold interest in all of its properties, and interests in properties and tangible assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and tangible assets, or interests in properties and tangible assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The tangible assets and properties owned by each of the Company and the Subsidiaries constitute all of the tangible assets and properties that are used in the conduct of the Business as presently conducted.

(c) Schedule 2.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any of the Subsidiaries. The Company has provided to Acquirer true, correct and complete copies in all material respects of all leases, subleases and other agreements under which the Company or any of the Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any of the Subsidiaries currently owns any real property.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Data” means Company Licensed Data, Company-Owned Data and Personal Data.

(ii) “Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been made available to Acquirer).

(iii) “Company Databases” means all electronic and other repositories and databases containing (in whole or in part) Company Data maintained by or for the Company at any time.

(iv) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company.

(v) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or any of the Subsidiaries is a party or bound by, except for Contracts for Third-Party Intellectual Property licensed to the Company or any of the Subsidiaries that is generally, commercially available software or software-as-a-service and (i) has not been modified or customized for the Company or any of the Subsidiaries and (ii) is licensed for an annual fee under $50,000.

(vi) “Company Licensed Data” means all data owned, or purported to be owned by third parties that is Processed by the Company. Company Licensed Data shall not include Personal Data.

(vii) “Company-Owned Data” has the meaning set forth in Section 2.10(s)(iv).

(viii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company.

(ix) “Company Privacy Policies” means, collectively, (A) the Company’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company to any Person, (B) public representations (including representations on Company Websites) made by the Company about how the Company collects, uses, shares and safeguards Personal Data, (C) to the extent legally binding on the Company, provisions of Contracts with third parties relating to the Processing of Personal Data and (D) policies and obligations of the Company as a result of Company’s certification under the EU-U.S. Privacy Shield Framework.

(x) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of the Subsidiaries.

(xi) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.

(xii) “Company Source Code” means, collectively, any software source code or any material proprietary information or algorithm contained in or relating to any software source code, of any Company-Owned Intellectual Property or Company Products.

(xiii) “Company Websites” means all web sites owned, operated or hosted by the Company or through which the Company or any of the Subsidiaries or through which the Company or any of the Subsidiaries conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(xiv) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that are or have been used in the Business.

(xv) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xvi) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors in any of the foregoing, and any similar or equivalent rights to any of the foregoing.

(xvii) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xviii) “Personal Data” means any information or data relating to an identified or identifiable natural person including a name, an identification number, location data, an online, device or network identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that is considered personally identifiable information or personal information that is protected under Applicable Law.

(xix) “Privacy Laws” means, in each instance, to the extent applicable to the Company, (A) Applicable Law applicable to Personal Data, including the General Data Protection Regulation (EU) 2016/679, the EU-U.S. Privacy Shield Framework and direct marketing and advertising, profiling and tracking, e-mail, messaging and/or telemarketing, (B) legally binding guidance issued by a Governmental Entity that pertains to any Applicable Law and (C) industry self-regulatory principles that are legally binding on the Company.

(xx) “Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

(xxi) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, including assemblers, applets, compilers, user interfaces, application programming interfaces, architectures, and documentation therefore, computer files and records, schematics, designs, test methodologies, test vectors, emulation and simulation tools and reports, models, tooling, prototypes, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any of the foregoing.

(xxii) “Third-Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a third party.

(b) Status. The Company and the Subsidiaries have full title and exclusive ownership of, or are duly licensed under or otherwise authorized to use, all Intellectual Property necessary for the conduct of the Business, free and clear of any Encumbrances (other than Permitted Encumbrances). Neither the Company nor any of the Subsidiaries has transferred ownership of, or granted any exclusive rights in, any Company-Owned Intellectual Property currently used in or held for use in the Business to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property or Company-Owned Data.

(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 90 days following the Agreement Date in order to avoid impairment or abandonment or cancellation of such Company Registered Intellectual Property (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is subsisting and enforceable, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Company Registered Intellectual Property and recording the Company’s and the Subsidiaries’ ownership interests therein.

(d) Company Products. Schedule 2.10(d) of the Company Disclosure Letter lists all Company Products that are currently made available for use or purchase by the Company or any of the Subsidiaries. There are no products or services currently under development by the Company or any of the Subsidiaries that have been shared by the Company or any of the Subsidiaries with any third party.

(e) No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or any of the Subsidiaries or any developer, inventor or other contributor to such Company-Owned Intellectual Property, operating under any grants from any Governmental Entity or agency or private source, or any university, college, other educational institution military, multi-national, bi-national or international organization or research center (each an “R&D Sponsor”) performing (directly or indirectly) research sponsored by any R&D Sponsor or, to the knowledge of the Company, subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that adversely affects the Company’s rights in such Company-Owned Intellectual Property. No R&D Sponsor has any claim of right to, ownership of or other encumbrance on any Company-Owned Intellectual Property.

(f) Founders. All rights in, to and under all Intellectual Property created by the Company’s or any of the Subsidiaries’ founders for or on behalf of the Company or any of the Subsidiaries (i) prior to the inception of the Company or any of the Subsidiaries or (ii) prior to their commencement of employment with the Company or any of the Subsidiaries have been duly and validly assigned to the Company or one of the Subsidiaries and the Company and the Subsidiaries have no reason to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.

(g) Invention Assignment and Confidentiality Agreement. Except as set forth on Schedule 2.10(g) of the Company Disclosure Letter, since November 1, 2015 the Company and the Subsidiaries have secured from all (i) current and former consultants, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Company-Owned Intellectual Property for the Company or any of the Subsidiaries since November 1, 2015 and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or any of the Subsidiaries (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Company-Owned Intellectual Property. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any such Company-Owned Intellectual Property developed by the Author for the Company and any of the Subsidiaries. The Company has provided to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and the Subsidiaries since November 1, 2015.

(h) No Violation. To the knowledge of the Company, no current or former employee, consultant, or independent contractor of the Company or any of the Subsidiaries: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, or independent contractor’s being employed by, or performing services for, the Company or any of the Subsidiaries or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any of the Subsidiaries that is subject to any agreement under which such employee, consultant, or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(i) Confidential Information. The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and the Subsidiaries (including trade secrets) or provided by any third party to the Company or any of the Subsidiaries (“Confidential Information”). All current and former employees and contractors of the Company and the Subsidiaries and any third party having access to Confidential Information have executed and delivered to the Company and the Subsidiaries a written legally binding agreement regarding the protection of such Confidential Information. To the knowledge of the Company, there has been no breach of confidentiality obligations on the part of the Company or any of the Subsidiaries or, to the knowledge of the Company, by any third party with respect to Confidential Information.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Since November 1, 2015, neither the Company nor any of the Subsidiaries has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property at any time. Since November 1, 2015, neither the Company nor any of the Subsidiaries has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property by the Company or any of the Subsidiaries and (ii) the Company’s or any of the Subsidiaries use of any product, device, process or service used in the Business as conducted since November 1, 2015 and as currently conducted by the Company or any of the Subsidiaries does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or any of the Subsidiaries conducts the Business and to the knowledge of the Company there is no basis for any such claims. Neither the Company nor any of the Subsidiaries have been sued in any Legal Proceeding or received any written communications (including any third-party written reports by users) alleging that the Company or any of the Subsidiaries has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company or any of the Subsidiaries, or that may affect the validity, use or enforceability of any Company-Owned Intellectual Property.

(k) Licenses; Agreements.

(i) Neither the Company nor any of the Subsidiaries has granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of nonexclusive licenses granted by the Company in the ordinary course of business consistent with past practice to contractors or on the Company standard unmodified standard form of end user agreement (a copy of which have been provided to Acquirer) or a substantially similar form; and

(ii) Neither the Company nor any of the Subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products (other than with respect to fees payable under any licenses of third-party software or software-as-a-service used in connection with any Company Products) or Company-Owned Intellectual Property.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) at and after the Closing, the Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s and the Subsidiaries’ rights under the Company Intellectual Property Agreements to the same extent the Company and the Subsidiaries would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any of the Subsidiaries would otherwise be required to pay;

(ii) no Company Intellectual Property Agreement requires the Company or any of the Subsidiaries to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(iii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(iv) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property; and

(v) the Company and the Subsidiaries have obtained valid, written, licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company or any of the Subsidiaries with any of the Company Products.

(m) Non-Contravention. Neither the execution and performance of this Agreement, nor the consummation of the Transactions will, pursuant to any Contract by which the Company or any of the Subsidiaries is bound, result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or any of its Affiliates being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions (other than fees that the Company or any of the Subsidiaries would otherwise be required to pay for any change (unrelated to this Agreement or the Transactions) in usage of any Third-Party Intellectual Property licensed to the Company or any of the Subsidiaries) or (iv) any termination of, or other material impact to, any Company-Owned Intellectual Property or any material Company Intellectual Property.

(n) Company Source Code. Neither Company nor any of the Subsidiaries have disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to, result in the disclosure, delivery or license by the Company or any of the Subsidiaries of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software. Schedule 2.10(o)(i) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products, indicates whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any of the Subsidiaries and identifies the licenses under which such Open Source Materials were used. The Company and the Subsidiaries are in compliance with the terms and conditions of all licenses for the Open Source Materials. Except as set forth on Schedule 2.10(o)(ii) of the Company Disclosure Letter, the Company and the Subsidiaries have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i), (ii) or (iii), creates, or purports to create, obligations for the Company or any of the Subsidiaries with respect to any Company-Owned Intellectual Property or grants, or purports to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials in a manner that requires, as a condition of such use, modification and/or distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(p) No Defects. The software included in the Company-Owned Intellectual Property and, to the knowledge of the Company, all Third Party Intellectual Property used in the development, marketing or licensing of the Company Products, is free from material defects and bugs, and substantially conforms to the applicable specifications and documentation. To the knowledge of the Company, the software included in the Company’s and the Subsidiaries’ Intellectual Property does not contain (a) any clock, timer, counter, or other limiting or disabling code, design, routine, or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause such software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict the Company’s or the Subsidiaries’ or any Person’s ability to use such software or the Company Intellectual Property, including after a specific or random number of years or copies, or (b) any back doors or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification, or other changes to, such software or Company Intellectual Property.

(q) Standards Bodies. (i) the Company and the Subsidiaries have not and has never been a member of, a contributor to, or affiliated with, any industry standards organization, body, working group, or similar organization, and (ii) neither the Company or any of the Subsidiaries, nor any Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, or similar organization.

(r) Digital Millennium Copyright Act. The Company and the Subsidiaries conduct and have conducted the Business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (the “DMCA”), including by informing users of its products and services of such policy, designating an agent for notice of infringement claims, registering such agent with the United States Copyright Office, and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA or such other Applicable Law.

(s) Data Privacy, Security and Information Technology.

(i) Status. The ICT Infrastructure that is currently used in the Business: (A) constitutes the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business as currently conducted with regard to information and communications technology, data processing and communications; and (B) operates in good working order and functions in all material respects in accordance with all applicable documentation and specifications without any substandard performance or defect in any part of the ICT Infrastructure.

(ii) Plans. The Company and the Subsidiaries have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith, and such plans have proven effective upon periodic testing.

(iii) Processing. The Company and the Subsidiaries have, in all material respects, valid contractual rights to Process or to have Processed all Company Licensed Data howsoever obtained or collected by or for the Company or any of the Subsidiaries in the manner that it is Processed by or for the Company or any of the Subsidiaries. The Company and the Subsidiaries have all rights, and all permissions, licenses or authorizations required under Applicable Laws (including any applicable Privacy Laws) and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to each of the Company Licensed Data as necessary for the operation of the Business as presently conducted. The Company and the Subsidiaries have been and are in compliance with all Contracts pursuant to which the Company Processes or has Processed Company Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.10(s)(iii) of the Company Disclosure Letter identifies each Contract governing any Company Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).

(iv) Company Data. The Company and the Subsidiaries are the owners of all right, title and interest in and to each element of Company Data that (i) is used or held for use in the Business that is not Personal Data or Company Licensed Data or (ii) the Company or any of the Subsidiaries purports to own (collectively, “Company-Owned Data”). The Company and the Subsidiaries have the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Schedule 2.10(s)(iv) of the Company Disclosure Letter, the Company and the Subsidiaries have not entered into any Contract governing any Company-Owned Data or to which the Company or any of the Subsidiaries is a party or bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).

(v) Except as described in Schedule 2.10(s)(v) of the Company Disclosure Letter, the Company’s and the Subsidiaries’ data, privacy and security practices conform, and at all times have conformed, in all material respects, to relevant requirements in all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company and the Subsidiaries have at all times and in all material respects: (A) had the legal basis (including providing adequate notice and obtained any necessary consents from individuals) required for the Processing of Personal Data as conducted by or for the Company, and (B) abided by any privacy choices (including opt-out preferences) of individuals relating to Personal Data (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of all of the Company Databases and Company Data will cause, constitute, or result in any material breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or standard terms of service entered into by the Company and/or the Subsidiaries with individuals the Personal Data of whom is Processed by each of the Company and the Subsidiaries and, with respect to Personal Data provided to data processors by the Company and the Subsidiaries, their respective data processors. Copies of the Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(vi) The Company and the Subsidiaries have established and maintain adequate industry standard technical, physical and organizational measures and security systems and technologies in compliance in all material respects with all data security requirements under applicable Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against unauthorized or unlawful Processing in a manner reasonably appropriate to the risks represented by the Processing of such Company Data by the Company. The Company and the Subsidiaries have taken commercially reasonable steps to train their employees and contractors who have access to Company Data on all material aspects of Privacy Laws and Company Privacy Commitments that are applicable to the Company’s operations.

(vii) The Company and the Subsidiaries have not received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including an end user, but excluding any data subject requests received by the Company in the ordinary course of business and addressed by the Company): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company or any of the Subsidiaries to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or any of the Subsidiaries or (D) claiming compensation from the Company or any of the Subsidiaries for the Company’s failure to comply with applicable Privacy Laws or Privacy Commitments. The Company has not been involved in any Legal Proceedings involving non-compliance or alleged non-compliance with Privacy Laws or Company Privacy Commitments.

(viii) Schedule 2.10(s)(viii) of the Company Disclosure Letter, lists all notifications and registrations made by the Company and the Subsidiaries that are required under Privacy Laws to be made with relevant Government Entities in connection with the Company and the Subsidiaries’ Processing of Personal Data. The Company’s certification under the EU-U.S. Privacy Shield Framework are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. All transfers of Personal Data originating in the EEA to countries outside the EEA by Company and the Subsidiaries have materially complied with the requirements of Privacy Laws. Except as set forth in Schedule 2.10(s)(viii) of the Company Disclosure Letter, neither the Company nor any of the Subsidiaries Process the Personal Data of any natural Person under the age of 13.

(ix) Where the Company or any of the Subsidiaries uses a data processor to Process Personal Data, the processor has provided guarantees, warranties, covenants or similar terms in relation to Processing or Personal Data, confidentiality, security measures and agreed to compliance with those obligations that are sufficient for the Company’s compliance with Privacy Laws and Company Privacy Commitments in all material respects, and, to the extent required by applicable Privacy Laws, there is in existence a written Contract between the Company and each such data processor that complies in all material respects with the requirements of all Privacy Laws and Company Privacy Commitments. The Company and the Subsidiaries have made available to Acquirer copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company or any of the Subsidiaries.

(x) No Breach. Except as described in Schedule 2.10(s)(x) of the Company Disclosure Letter no (i) security incident, (ii) violation of any data security policy, breach, (iii) unauthorized access, loss or destruction, in all instances in relation to Company Data, Company Databases, or Confidential Information (including Personal Data in the Company’s or any of the Subsidiaries’ possession, custody or control) has occurred or, to the knowledge of the Company, is threatened, and there has been no unauthorized or illegal Processing of any of the foregoing. Neither the Company or any Subsidiary nor any Person acting on the Company’s or any Subsidiary’s behalf or direction has: (x) paid any perpetrator of any data breach incident or cyber-attack or (y) paid any third Person with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person. With respect to the ICT Infrastructure no security incident, including but not limited to malware, ransomware, virus, compromise of credentials, denial-of-service attack, or unauthorized intrusion of any kind, in all instances has occurred or is threatened. No circumstance has arisen in which: (A) Applicable Laws (including Privacy Laws) would require the Company to notify a Governmental Entity of a data security breach or security incident or (B) applicable legally binding guidance or codes or practice promulgated under Applicable Laws (including Privacy Laws) would recommend the Company or any of the Subsidiaries to notify a Governmental Entity of a data security breach or security incident.

(t) No Data Warranty. The Company and the Subsidiaries have never stated that Company Products enhance the security of data (including Personal Data) accessed, provided or sent by end users.

2.11 Taxes.

(a) The Company and each of the Subsidiaries has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return). All Tax Returns were complete and accurate in all material respects. There is no claim for Taxes that has resulted in an Encumbrance (other than a Permitted Encumbrance) against any of the assets of the Company or any of the Subsidiaries.

(b) The Company has delivered to Acquirer true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and any of the Subsidiaries for each Taxable period for which the statute of limitations has not expired.

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and any of the Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any of the Subsidiaries has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. Neither the Company nor any of the Subsidiaries has any Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Net Working Capital.

(d) There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any of the Subsidiaries that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any of the Subsidiaries currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of the Subsidiaries does not file Tax Returns that the Company or any of the Subsidiaries is or may be subject to taxation by that jurisdiction.

(e) Neither the Company nor any of the Subsidiaries has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger

(f) Neither the Company nor any of the Subsidiaries is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than any such agreement entered into in the ordinary course of business not primarily related to Taxes), and neither the Company nor any of the Subsidiaries has any Liability or potential Liability to another party under any such agreement.

(g) The Company and each of the Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law

(h) Neither the Company nor any of the Subsidiaries has consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any of the Subsidiaries has participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i) Neither the Company nor any of the Subsidiaries nor, in each case, any predecessor thereof is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(j) Neither the Company nor any of the Subsidiaries has any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(k) Neither the Company nor any of the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or (vii) “gain recognition agreement” entered into under Section 367 of the Code and Treasury Regulations promulgated thereunder.

(l) Neither the Company nor any of the Subsidiaries has incurred a dual consolidated loss within the meaning of Section 1503 of the Code

(m) Neither the Company nor any of the Subsidiaries has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).

(n) Neither the Company nor any of the Subsidiaries is a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(o) Neither the Company nor any of the Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction. Neither the Company nor any Subsidiary is subject to any type of Tax in any U.S. state where it does not file Tax Returns applicable to such type of Tax.

(p) The Company and each of the Subsidiaries has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(q) The Company for itself and for each of the Subsidiaries has provided to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and each of the Subsidiaries is in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions

(r) Neither the Company nor any of the Subsidiaries is, and have never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(s) Neither the Company nor any of the Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(t) The Company and each of the Subsidiaries have (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(u) Neither the Company nor any of the Subsidiaries owns any interest in any passive foreign investment company (as defined in Section 1297 of the Code).

(v) No election has ever been made by or on behalf of the Company or any of the Subsidiaries pursuant to Section 301.7701-3 of the Treasury Regulations promulgated under the Code electing for any of the Subsidiaries to be classified as a partnership or disregarded entity for United States federal Tax purposes.

(w) Neither the Company nor any Subsidiary of the Company has any (i) “tested income,” as defined in Section 951A of the Code, (ii) “Subpart F income,” as defined in Section 952 of the Code, or (iii) “investment in United States property,” as defined in Section 956 of the Code, in each case for the Company’s current taxable year through and including the Closing Date and its immediately preceding taxable year (as determined for U.S. federal income tax purposes).

(x) The Company has not made any election(s) under Section 965 of the Code, including Section 965(h) of the Code.

(y) The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company or any of the Subsidiaries to any of its employees, non-employee directors, consultants or other service providers.

(z) Each “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of the Subsidiaries is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company and the Subsidiaries are under no obligation to gross up any Taxes under Section 409A of the Code.

(aa) The exercise price of all Company Options is and has at all times been at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted (within the meaning of Treasury Regulation 1.409A-1(b)(5)(vi)(B)), and neither the Company nor any of the Subsidiaries has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof. All Company Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Board or an appropriate committee thereof as of the applicable date of grant. No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively, in any case, in contravention of any Applicable Law.

No representation in this Section 2.11 or Section 2.12 shall be with respect to the availability or use of any Tax attribute (including a net operating loss) or Tax credit in any Post-Closing Tax Period (or portion of a Straddle Period beginning after the Closing Date).

2.12 Employee Benefit Plans and Employee Matters.

(a) Employee Benefit Plans.

(i) Schedule 2.12(a)(i) of the Company Disclosure Letter lists, with respect to the Company, the Subsidiaries and any ERISA Affiliate, (A) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (B) each loan to an employee, (C) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (D) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (E) all other fringe or employee benefit plans, programs or arrangements and (F) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, in each case, written or otherwise, formal or informal, as to which any unsatisfied obligations of the Company or any of the Subsidiaries remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or any of the Subsidiaries (all of the foregoing described in clauses (A) through (F), collectively, the “Company Employee Plans”).

(ii) Except as set forth on Schedule 2.12(a)(ii) of the Company Disclosure Letter, the Company does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, actuarial reports, financial statements, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has provided to Acquirer a true, correct and complete copy of the most recent favorable IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the

Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. Each trust established in connection with any Company Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan or have been offered an opportunity to do so.

(iii) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied in all material respects with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has, in all material respects, been maintained and administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each of the Company and the Subsidiaries and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any of the Subsidiaries nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company, each of the Subsidiaries or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, each of the Subsidiaries and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any of the Subsidiaries nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company, each of the Subsidiaries and, in each case, any applicable ERISA Affiliate thereof have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. With respect to each Company Employee Plan, (i) no material breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Employee Plan have occurred, and (ii) no lien has been imposed under the Code, ERISA or any other Applicable Law, and (iii) the Company has not made any filing in respect of such Company Employee Plan under the Employee Plans Compliance Resolution System, the Department of Labor Delinquent Filer Program or any other voluntary correction program. No Company Employee Plan is maintained through a human resources and benefits outsourcing entity or professional employer organization.

(iv) Neither the Company nor any of the Subsidiaries nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(v) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of the Subsidiaries or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(vi) Neither the Company nor any of the Subsidiaries nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, or has any Liability (actual or contingent) with respect to, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(vii) No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(viii) Other than as set forth in Schedule 2.12(a)(viii) of the Company Disclosure Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (A) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (B) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of the Subsidiaries to any current or former employee, director, independent contractor or consultant or (E) limit the Company’s ability to terminate any Company Employee Plan. Other than as set forth in Schedule 2.12(a)(viii) of the Company Disclosure Letter, no amount paid or payable by the Company or any of the Subsidiaries in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or any of the Subsidiaries by reason of Section 280G of the Code. Neither the Company nor any of the Subsidiaries has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code

(b) Employee Matters.

(i) The Company and each of the Subsidiaries is and has been in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants, and the proper classification of employees as exempt or non-exempt), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (A) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (B) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (C) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (D) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (E) the Age Discrimination in Employment Act of 1967, as amended, (F) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations)

thereunder, and (G) the Patient Protection and Affordable Care Act of 2010. Neither the Company nor any of the Subsidiaries is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any of the Subsidiaries is engaged in any unfair labor practice. The Company and the Subsidiaries have paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any of the Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending material claims against the Company or any of the Subsidiaries under any workers compensation plan or policy or for long term disability. The Company and the Subsidiaries do not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of the Subsidiaries and any of their respective employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. The Company maintains, in all material respects, accurate and complete Form I-9s with respect to each of its former and current employees in accordance with Applicable Law concerning immigration and employment eligibility verification obligations.

(ii) The Company for itself and for each of the Subsidiaries has made available to Acquirer true, correct and complete copies of each of the following: (A) all forms of offer letters, (B) all forms of employment agreements and severance agreements, (C) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (D) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any of the Subsidiaries (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (E) the most current management organization chart(s), (F) all forms of bonus plans and any form award agreement thereunder and (G) a schedule of bonus commitments made to employees of the Company.

(iii) Neither the Company nor any of the Subsidiaries is and has not at any time been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any of the Subsidiaries and neither the Company nor any of the Subsidiaries has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of the Subsidiaries. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any of the Subsidiaries pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of their respective Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. Except as set forth on Schedule 2.12(a)(ii) of the Company Disclosure Letter, employment of any employee of the Company or any of the Subsidiaries has not been terminated in the 12 months immediately preceding the Agreement Date, nor, to the knowledge of the Company, does any employee intend to terminate his or her employment with the Company.

(iv) Schedule 2.12(b)(iv) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company or any of the Subsidiaries (other than those agreements entered into with newly hired employees of the Company in the ordinary course of business consistent with past practice). To the knowledge of the Company, no employee of the Company or any of the Subsidiaries is in violation of any material term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of the Subsidiaries because of the nature of the

Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no contractor of the Company or any of the Subsidiaries is in violation of any material term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any of the Subsidiaries because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.12(b)(iv) of the Company Disclosure Letter, no employee of the Company or any of the Subsidiaries has given notice to the Company and, to the knowledge of the Company, no employee of the Company or any of the Subsidiaries intends to terminate his or her employment with the Company. Except as set forth on Schedule 2.12(b)(iv) of the Company Disclosure Letter, the employment of each of the employees of the Company and each of the Subsidiaries is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any of the Subsidiaries has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, neither the Company nor any of the Subsidiaries has, other than as contemplated hereby and by the documents referenced herein, (A) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or any of the Subsidiaries and/or (B) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any of the Subsidiaries of any terms or conditions of employment with Acquirer following the Effective Time.

(v) Schedule 2.12(b)(v)(A) of the Company Disclosure Letter sets forth a true, correct and complete list of all officers, directors and employees of the Company and the Subsidiaries, showing each such individual’s name, hire date, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.12(b)(v)(B) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, and whether the employee was recruited from a previous employer. Schedule 2.12(b)(v)(C) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (A) such individual’s compensation, (B) such individual’s initial date of engagement, and (C) whether written notice to terminate such engagement has been provided by either party thereto.

(vi) There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s or any of the Subsidiaries’ employees. No written (or, to the knowledge of the Company, unwritten) claims or allegations have been made against the Company or any of the Subsidiaries, or any employee thereof, for discrimination, sexual or other harassment or retaliation, nor, to the knowledge of the Company, are any such claims threatened.

(vii) The Company and each of the Subsidiaries is and has been in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (A) neither the Company nor any of the Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (B) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of the Subsidiaries and (C) neither the Company nor any of the Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any of the Subsidiaries has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(c) The Company’s representations and warranties contained in this Section 2.12 are the Company’s sole and exclusive representations and warranties with respect to Company Employee Plans and Employee Matters of the Company.

2.13 Interested-Party Transactions. None of the officers and directors of the Company or any of the Subsidiaries and, to the knowledge of the Company, none of the other employees of the Company and the Subsidiaries, none of the Company Stockholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of the Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any of the Subsidiaries are a party or by which the Company or any of the Subsidiaries or any of their respective assets are bound, except for compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible, that is used in the Business, except for the rights of Company Stockholders under Applicable Law.

2.14 Insurance. The Company and the Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 2.14 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well as all material claims made under such policies and bonds since January 1, 2016. The Company has provided to Acquirer true, correct and materially complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company and the Subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each of the Subsidiaries is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.15 Books and Records. The Company has provided to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company and the Subsidiaries, each as currently in effect, (iii) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and each of the Subsidiaries and (iv) all currently effective permits, orders and consents issued by any regulatory agency with respect to the Company or any of the Subsidiaries, or any securities of the Company or the Subsidiaries, and all applications for such permits, orders and consents. To the knowledge of the Company, the minute books made available to Acquirer constitute true, correct and complete records, in all material respects, of the proceedings, consents, actions and meetings of the Board (or the equivalent body of each of the Subsidiaries), committees of the Board (or the equivalent body of each of the Subsidiaries) and the Company Stockholders for periods commencing on or after January 1, 2016. The books, records and accounts of the Company and the Subsidiaries are true, correct and complete in all material respects.

2.16 Material Contracts.

(a) Schedules 2.16(a)(i) through (xxv) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any of the Subsidiaries is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”):

(i) any Contract with a Significant Buyer or Seller or a Significant Supplier;

(ii) any Contract providing for annual payments by or to the Company or any of the Subsidiaries (or under which the Company or any of the Subsidiaries has made or received such payments) that involve obligations (contingent or otherwise) in an aggregate amount of $50,000 or more;

(iii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company;

(iv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or any of the Subsidiaries of royalties to any other Person;

(v) any Contract relating to any co-branded products, brand partnerships, affiliate marketing arrangements or other similar arrangements;

(vi) any separation agreement or severance agreement or other Contract providing for the payment of compensation or benefits upon or in connection with the transactions with any current or former employees under which the Company or any of the Subsidiaries has any actual or potential Liability;

(vii) any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of the Company’s or any of the Subsidiaries’ officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be;

(viii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company-Owned Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company-Owned Intellectual Property, (C) that limits or would limit the freedom of the Company or any of the Subsidiaries or any of their respective successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company-Owned Intellectual Property, or to make use of any Company-Owned Intellectual Property, including any grants by the Company or the Subsidiaries of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services; (D) containing any “take or pay,” minimum commitments or similar provisions; or (E) that is set forth on Schedule 2.12(b)(vi) of the Company Disclosure Letter;

(ix) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or the Subsidiaries or in each case, the assets of the Company or the Subsidiaries or otherwise seeking to influence or exercise control over the Company or any of the Subsidiaries;

(x) other than “shrink wrap” and similar generally available commercial end-user licenses to software licensed to the Company for a total license fee of $50,000 or less (for the total term of the Contract), licenses of Open Source Materials and non-exclusive licenses granted by contractors, customer and end users of the Company and the Subsidiaries in the ordinary course of business consistent with past practice, all licenses, sublicenses and other Contracts to which the Company or any of the Subsidiaries is a party and pursuant to which the Company or any of the Subsidiaries is authorized to use any Third-Party Intellectual Property used in the development, marketing or licensing of the Company Products;

(xi) any license, sublicense or other Contract to which the Company or any of the Subsidiaries is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property, other than non-exclusive licenses granted by the Company in the ordinary course of business consistent with past practice to contractors or on its standard unmodified form of end user agreement (a copy of which has been made available to Acquirer) or a substantially similar form;

(xii) any license, sublicense or other Contract pursuant to which the Company or any of the Subsidiaries has agreed to any restriction on the right of the Company or any of the Subsidiaries to use or enforce any Company-Owned Intellectual Property rights or pursuant to which the Company or any of the Subsidiaries agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property rights;

(xiii) any Contracts relating to the membership of, or participation by, the Company or any of the Subsidiaries in, or the affiliation of the Company or any of the Subsidiaries with, any industry standards group or association;

(xiv) any Contract providing for the development of any software, technology or Intellectual Property Rights for the Company or any of the Subsidiaries, independently or jointly, either by or for the Company or any of the Subsidiaries (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or any of the Subsidiaries’ standard form of agreement, copies of which have been provided to Acquirer);

(xv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or any of the Subsidiaries in the ordinary course of business consistent with past practice;

(xvi) any settlement agreement with respect to any Legal Proceeding;

(xvii) any Contract pursuant to which rights of any third party are triggered or become exercisable in connection with or as a result of the execution of this Agreement or the consummation of the Transactions;

(xviii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any of the Subsidiaries or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;

(xix) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xx) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxi) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxii) any Contract for capital expenditures;

(xxiii) any Contract pursuant to which the Company or any of the Subsidiaries is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(xxiv) any Contract pursuant to which the Company or any of the Subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any Equity Interest in any other Person; and

(xxv) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b) All Material Contracts are in written form. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no material default or event of default or event, occurrence, condition or act, with respect to either the Company or the Subsidiaries, or to the knowledge of the Company with respect to any other contracting party, that, with the giving of notice, the lapse of time, or both, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or the Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of the Subsidiaries has received any written notice regarding any actual or possible violation or breach by the Company or any of the Subsidiaries of, default by the Company or any of the Subsidiaries under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been provided to Acquirer at least three Business Days prior to the Agreement Date.

2.17 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission for which the Company or any Subsidiary has any Liability in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.18 Anti-Corruption Law.

(a) Neither the Company nor any of the Subsidiaries nor, in each case, any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since January 1, 2016, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) There have been no false or fictitious entries made in the books and records of the Company and the Subsidiaries relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and neither the Company nor any of the Subsidiaries has established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor any of the Subsidiaries nor, in each case, any of its directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.19 Environmental, Health and Safety Matters.

(a) Each of the Company and the Subsidiaries is in material compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or tangible assets or properties. There are no pending, or to the knowledge of the Company or any of the Subsidiaries, any threatened allegations in writing by any Person that the properties or tangible assets of the Company or any of the Subsidiaries are not, or in each case that its or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor any of the Subsidiaries has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements.

(b) The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company and the Subsidiaries that are in the possession or control of the Company or any of the Subsidiaries, each of which is identified in Schedule 2.19 of the Company Disclosure Letter.

(c) The Company’s representations and warranties contained in this Section 2.19 are the Company’s sole and exclusive representations and warranties with respect to Environmental, Health and Safety Requirements affecting the Company and the Subsidiaries.

2.20 Export Control and Sanctions Laws. Each of the Company and the Subsidiaries has conducted its export and other transactions in accordance in all respects with applicable provisions of United States export, re-export and sanctions controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce, the United States Department of State and/or the United States Department of Treasury and all other applicable import, export and sanctions controls in other countries in which the Company or any of the Subsidiaries conducts business. Without limiting the foregoing: (i) each of the Company and the Subsidiaries has obtained all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) each of the Company and the Subsidiaries is in compliance, in all material respects, with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of the Subsidiaries with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any of the Subsidiaries’ export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer, any of its Affiliates or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.21 Buyers and Sellers. Each buyer or seller who, for the year ended December 31, 2018 or the five months ended May 31, 2019, was a source of 1% or more of the gross merchandise value of the Company and the Subsidiaries with respect to such periods (each such Person, a “Significant Buyer or Seller”). Each Significant Buyer or Seller is listed on Schedule 2.21 of the Company Disclosure Letter. To the knowledge of the Company, neither the Company nor any Subsidiary has any outstanding material dispute concerning any Company Product with any Significant Buyer or Seller. Since January 1, 2018, neither the Company nor any of the Subsidiaries has received any written notice from any Significant Buyer or Seller that such Person shall not continue as a buyer or seller, as applicable, of the Company and/or the Subsidiaries after the Closing, or that such Person intends to terminate or materially modify existing Contracts with the Company and/or the Subsidiaries. Since January 1, 2018, neither the Company nor any of the Subsidiaries have any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company and/or the Subsidiaries, as applicable.

2.22 Suppliers and Vendors. The Company and each of the Subsidiaries do not have any outstanding material disputes concerning products and/or services provided by any supplier, vendor or other third-party service provider who, for the year ended December 31, 2018 or the five months ended May 31, 2019, was one of the 10 largest suppliers, vendors or other third-party providers of products and/or services to the Company and the Subsidiaries, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”). Since January 1, 2018, no Significant Supplier has provided written notice expressing material dissatisfaction on the part of the Company or any of the Subsidiaries with respect to any Significant Supplier. Each Significant Supplier is listed on Schedule 2.22 of the Company Disclosure Letter. Since January 1, 2018, neither the Company nor any of the Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or the Subsidiaries after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company and/or the Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

3.2 Authority; Non-contravention.

(a) Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except for the approval of Acquirer as the sole stockholder of Merger Sub or where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) Except for such filings and notifications as may be required to be made by Acquirer in connection with the Transactions under the HSR Act or other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act or other applicable Antitrust Laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Transactions.

3.3 Litigation. There are no suits or proceedings pending or, to Acquirer’s knowledge, threatened in writing, against Acquirer at law or in equity, or before or by any Governmental Entity, which would materially and adversely affect Acquirer’s performance under this Agreement or the consummation of the Transactions.

3.4 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission for which Acquirer or any its subsidiaries has any Liability in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

3.5 Solvency. Immediately after giving effect to the Transactions, Acquirer and each of its subsidiaries (including the Company and the Subsidiaries) shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Transactions, Acquirer and each of its subsidiaries (including the Company and the Subsidiaries) shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Acquirer and its subsidiaries (including the Company and the Subsidiaries).

3.6 Financial Capability. Acquirer has, and shall have available at all times prior to the Closing, sufficient cash, marketable securities, available lines of credit or other sources of immediately available funds to pay all obligations of Acquirer hereunder, including (i) the amounts payable pursuant to Sections 1.4 and, if any, 1.6, and (ii) all of the out-of-pocket costs of Acquirer arising in connection with the consummation of the Transactions, and there is no restriction on the use of such cash for such purposes. Acquirer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Acquirer’s or any of its Affiliates’ ability to obtain any financing for the consummation of the Transactions.

3.7 Investment Representation. Acquirer is acquiring the capital stock of the Surviving Corporation for its own account with the present intention of holding the capital stock of the Surviving Corporation for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Each of Acquirer and Merger Sub is an “accredited investor” within the meaning of Regulation D promulgated pursuant to the Securities Act. Each of Acquirer and Merger Sub is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time.

3.8 Board and Stockholder Approvals.

(a) The board of directors of Acquirer, by resolutions duly adopted by written consent or at a meeting duly called and held, has approved the Transactions, including the Merger. No other corporate proceedings on the part of Acquirer are necessary to authorize the transactions contemplated by this Agreement.

(b) The board of directors of Merger Sub has duly (i) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its stockholder and (ii) approved this Agreement and the Merger. Except for the consent of Acquirer, as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Merger Sub are necessary to authorize the Transactions.

(c) Acquirer, as the sole stockholder of Merger Sub, shall have, prior to the Closing, adopted this Agreement (the “Merger Sub Approval”). No other vote of the holders of any class or series of capital stock of Acquirer or Merger Sub is required to adopt this Agreement and approve the Transactions.

3.9 Operation of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than (a) in connection with organization and formation, execution and delivery of this Agreement and the other Transaction Documents and performance of their obligations hereunder and thereunder or in furtherance of the Transactions and (b) inter-company indebtedness that may be incurred among Merger Sub and Acquirer or any of its other Affiliates. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Acquirer. Except and as expressly authorized by written consent of the Company, neither Acquirer nor Merger Sub, or any of their respective Affiliates, is a party to any contract or agreement, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any stockholder, director, officer or other Affiliate of the Company or any of the Subsidiaries relating to, or entered into in connection with, the Transactions.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except as set forth on Schedule 4.1 of the Company Disclosure Letter, to the extent expressly provided otherwise in this Agreement, as required by Applicable Law (in which case, the Company shall provide prior written notice to Acquirer to the extent reasonably practicable), or as consented to in writing by Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the Subsidiaries to:

(a) conduct the Business in the ordinary course of business consistent with past practice;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice to preserve intact its present business organizations in all material respects and continue to implement its business and marketing plan (as previously communicated to Acquirer);

(c) promptly notify Acquirer of any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(d) promptly notify Acquirer of any written notice from any Governmental Entity relating to the Transactions;

(e) to the extent not otherwise required by this Section 4.1, promptly following obtaining knowledge thereof, notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause a Material Adverse Effect or to the knowledge of the Company, cause any of the conditions to the Closing set forth in Article VI not to be satisfied; provided that, the delivery of any notice pursuant to this Section 4.1(e) will not limit any of the representations and warranties of the Company set forth in this Agreement or the remedies available hereunder to Acquirer.

4.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 4.1, except as set forth on Schedule 4.2 of the Company Disclosure Letter, to the extent expressly provided otherwise in this Agreement, as required by Applicable Law (in which case, the Company shall provide prior written notice to Acquirer to the extent reasonably practicable), or as consented to in writing by Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each of the Subsidiaries not to, cause or permit any of the following:

(a) Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents of any of the Subsidiaries;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests (except in accordance with Section 4.2(e)) or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. Enter into, amend, modify or terminate, or waive any of the terms of, any Material Contract (or other Contract that would, if entered into, amended or modified prior to the Agreement Date, constitute a Material Contract), other than renewals and extensions in the ordinary course of business consistent with past practice; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current end users in the ordinary course of business consistent with past practice;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, in each case with annual compensation in excess of $100,000, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company or any of the Subsidiaries, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer or any employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or any of the Subsidiaries consistent with past practice) to, or any investments in or capital contributions to, including by acquiring any Equity Interest in, any Person (other than to Subsidiaries in the ordinary course of business consistent with past practice), or forgive or discharge in whole or in part any outstanding loans or advances (other than in the ordinary course of business consistent with past practice);

(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property (except for inbound open source or proprietary licenses necessary to maintain the security and integrity of the Company’s systems, including security updates and bug patches), or transfer or license to any Person any rights to any Company Intellectual Property other than non-exclusive licenses in the ordinary course of business consistent with past practice, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any of the Subsidiaries or any contractor or commercial partner of the Company or any of the Subsidiaries) (other than providing access to Company Source Code to current employees, contractors and consultants of the Company involved in the development of the Company Products and Company-Owned Intellectual Property on a need to know basis in the ordinary course of business consistent with past practice);

(i) Registration of Intellectual Property. Intentionally take or allow any action regarding a patent, patent application, trademark, trademark application or other registration or application, in each case that is Company-Owned Intellectual Property right, other than completing or renewing registrations of existing domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose of or permit to lapse any of its material tangible assets, other than sales and nonexclusive licenses of the Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company or any of the Subsidiaries (other than compensation due for services as an officer or director or expense reimbursements in the ordinary course of business consistent with past practice) or (ii) defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $5,000 individually or $50,000 in the aggregate;

(m) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(n) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company or any of the Subsidiaries other than in the ordinary course of business consistent with past practice;

(o) Employee Benefit Plans; Pay Increases. Except to the extent explicitly required or permitted by this Agreement, including in connection with obtaining releases from any Promised Optionholder (i) adopt, terminate or amend any Company Employee Plan or other employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan (other than the cancellation of any Company Options as contemplated by Section 1.3(a)(ii)), except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section, (iii) grant, pay or increase any change in control, special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates, bonuses or fees of its employees or consultants (other than as disclosed to Acquirer and set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(p) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit to the extent not prohibited by Applicable Law) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute, other than (A) a lawsuit for the routine collection of bills or (B) any settlement that (x) does not result in any Liability of the Company or any settlement that includes payment by the Company that is made on or prior to the Closing or otherwise constitutes a current Liability of the Company and (y) is not made in connection with a human resources-related claim or a claim made or threatened by a Governmental Entity;

(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and the Subsidiaries (taken as a whole) or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date;

(t) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP;

(u) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(v) Encumbrances. Place any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(w) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(x) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.13 of the Company Disclosure Letter;

(y) Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries (other than as listed on Schedule 2.1(b) of the Company Disclosure Letter); and

(z) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (y) in this Section 4.2.

4.3 Certain Limitations. Notwithstanding anything to the contrary in this Article IV, Acquirer and the Company acknowledge and agree that (a) nothing in this Agreement shall give Acquirer, directly or indirectly, the right to control or direct the Company’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act, (b) no consent of Acquirer shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Law, (c) the failure of the Company or any Subsidiary to take an action prohibited by Section 4.2 shall in no event be deemed to constitute a breach of this Agreement, and (d) during the period from and after the Agreement Date until the Closing or the earlier termination of this Agreement, the Company and the Subsidiaries shall be permitted to utilize any and all available cash to (i) pay expenses that would otherwise constitute Transaction Expenses or (ii) repay outstanding Company Debt.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement.

(b) The Company shall take all commercially reasonable actions necessary in accordance with this Agreement, the DGCL, the Certificate of Incorporation and the Bylaws to obtain the Company Stockholder Approval and the Requisite Stockholder Approval. The Company’s obligation to obtain the Company Stockholder Approval and the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement. The Company shall use its commercially reasonable efforts to obtain Written Consents executed by each Company Stockholder and to cause each such Company Stockholder to execute or join the Stockholder Agreement. Upon obtaining the Company Stockholder Approval or the Requisite Stockholder Approval, as applicable, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval, respectively, to Acquirer.

(c) Promptly (and in any case within 15 days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, and (iii) an information statement to the Company Stockholders in connection with the solicitation of their signatures to a Written Consent and the Stockholder Agreement, which Stockholder Notice shall satisfy, and comply in all respects with, all requirements under Applicable Law. The Stockholder Notice shall include (A) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and (B) such other information as the Company determines is required or advisable under the DGCL to be included therein. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer or its counsel, may be required or advisable to be included under the DGCL in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto. Notwithstanding the foregoing, prior to the delivery of the Stockholder Notice, and prior to the delivery of any subsequent amendment or supplement to the Stockholder Notice, the Company shall deliver to Acquirer, for review and comment, a draft of the Stockholder Notice, or any such amendment or supplement to the Stockholder Notice, and will incorporate therein any reasonable comments of Acquirer and its legal counsel delivered to the Company within five Business Days after receiving such information statement or other information.

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, neither the Company nor any of the Subsidiaries will authorize or permit their respective Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Securityholders. The Company and each of the Subsidiaries will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than its Representatives and Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any of the Subsidiaries in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any of the Subsidiaries previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or any of the Subsidiaries’ Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company or any of the Subsidiaries is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company or any of the Subsidiaries (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other written notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or any of the Subsidiaries or for access to any of the properties, books or records of the Company or any of the Subsidiaries by any Person or Persons other than Acquirer and its Representatives in connection with an Acquisition Proposal. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) if such Person or Group making such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request is not a prospective financial acquirer of the Company, the identity of such Person or Group, and otherwise, if such Person or Group is a prospective financial acquirer of the Company, the nature of such Person or Group and the jurisdiction of its or their operations and organizations. Upon the reasonable written request of Acquirer, the Company shall keep Acquirer reasonably informed of the status and details of any such inquiry, expression of interest, proposal or offer. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a mutual non-disclosure agreement, dated as of January 8, 2019 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq (in each such case, including, for the avoidance of doubt, the filing of a Form 8-K in connection with the Closing, the disclosing party shall use commercially reasonable efforts to consult with the other party prior to making any such disclosure). The Securityholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Securityholders’ Agent were a party thereto. With respect to the Securityholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Securityholders’ Agent after the Closing or relating to the period after the Closing. Each of the Company and the Securityholders’ Agent (i) acknowledge that certain information disclosed in connection with this Agreement may constitute material non-public information concerning Acquirer and its Affiliates and that trading in Acquirer’s securities while in possession of any such information, or communicating such information to any other Person who trades in such securities, could subject such party to liability under the U.S. federal and state securities laws, and (ii) agree that it and its Affiliates will not trade in Acquirer’s securities other than in compliance with all Applicable Laws.

(b) The Company shall not, and shall cause each of the Subsidiaries and its and their respective Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company and/or the Subsidiaries in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure and the Company shall use commercially reasonable efforts to consult with Acquirer prior to making such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement, in each case after reasonable consultation with Acquirer with respect to the content of such communications.

(c) Acquirer and the Company shall jointly agree and issue an initial press release announcing the Transactions. Other than the issuance of such initial press release, Acquirer and Merger Sub shall, and shall cause each of their subsidiaries and their Representatives to, (i) not issue any additional press release about which the Transactions are the primary subject and (ii) use commercially reasonable efforts not to (A) issue any other public communications relating to the terms of this Agreement or the Transactions or (B) use the Company’s, any Subsidiary’s or any Company Securityholder’s name, or refer to the Company, any Subsidiary or any Company Securityholder, directly or indirectly, in connection with such Person’s relationship with Acquirer or Merger Sub, in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, in each case of clauses (i) and (ii), without providing reasonable advance notice to (and shall consult in good faith with the Company regarding) such communication (including, for the avoidance of doubt, the filing of a Form 8-K in connection with the Closing).

5.4 Reasonable Best Efforts.

(a) Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Transactions. For purposes of this Agreement, the “reasonable best efforts” of the Company will not require the Company or any of the Subsidiaries, Affiliates or Representatives to (A) expend any money to remedy any breach of any representation or warranty hereunder, (B) commence any litigation or arbitration proceeding, (C) waive or surrender any right or modify any agreement (including any agreements set forth on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter), other than in connection with the matters described in Schedules 1.2(b)(xiv)(A), 1.2(b)(xiv)(B) and 1.2(b)(xiv)(C), (D) offer or grant any accommodation or concession (financial or otherwise) to any third party, (E) make any payment to third parties or otherwise suffer any similar detriment, (F) subject to the Company’s compliance with Section 5.1(b) and Section 5.4(b), obtain any consent required for the consummation of the Transactions, other than in connection with the matters described in Schedules 1.2(b)(xiv)(A) and 1.2(b)(xiv)(C), (G) waive or forego any right, remedy or condition hereunder, (H) provide financing to Acquirer or Merger Sub for the consummation of the Transactions, (I) have any Liability under any agreement or any document related to any financing to Acquirer or its Affiliates in connection with the Transactions, (J) be required to deliver or obtain opinions of internal or external counsel, (K) be required to disclose information where the Company determines that such disclosure could jeopardize attorney-client privilege (in which case, the Company shall cooperate in good faith with Acquirer to enter into a joint defense or similar agreement to prevent such jeopardization) or contravene any Legal Requirement, (L) be required to provide cooperation to the extent it could reasonably be expected to cause any condition to the Closing not to be satisfied or a breach of this Agreement, (M) be required to take any action that could unreasonably interfere with the ongoing operations of the Company or (N) permit the filing of a UCC-1 financing statement prior to the Effective Time; provided that the Company will be permitted to grant accommodations or concessions regarding any of the foregoing in its sole discretion so long as such accommodations or concessions involving a monetary payment are included as Transaction Expenses in the Company Closing Financial Certificate to the extent such amounts are not paid before the Closing, unless otherwise agreed in writing by Acquirer.

(b) As promptly as practicable after the Agreement Date, Acquirer and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other foreign Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of substantially lessening competition, monopolization or restraint of trade (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Acquirer may reasonably request to be made, in connection with the consummation of the Transactions; provided that, in furtherance of the foregoing, Acquirer and the Company shall file, or cause to be filed, a Notification and Report Form pursuant to the HSR Act with respect to the Transactions not later than the second Business Day following the Agreement Date. Acquirer and the Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Acquirer and the Company shall each pay an equal share of any filing fees associated therewith.

(c) Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that neither Acquirer nor the Company (i) shall have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law and (ii) shall be under any obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Acquirer or any of its Affiliates or of the Company or any of the Subsidiaries, (B) the discontinuation of any product or service of Acquirer or any of its Affiliates or of the Company or any of the Subsidiaries, (C) the licensing or provision of any technology, software or other Intellectual Property of Acquirer or any of its Affiliates or of the Company or any of the Subsidiaries to any Person, (D) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock or (F) any actions that are not conditions on the occurrence of the Closing (any one or more of the foregoing, an “Antitrust Restraint”); provided that the Company shall, if directed by Acquirer, agree to any Antitrust Restraint that is conditioned on the consummation of the Merger to the extent that such Antitrust Restraint does not have a material and adverse effect on any of the Securityholders.

(d) Each of Acquirer and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, Acquirer shall have the right (i) to determine strategy and direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Antitrust Law; provided that, to the extent practicable, Acquirer shall consult with the Company and consider in good faith the views of the Company with respect to the information related to the Company that appears in any such filing, application, notification or other document. If Acquirer or the Company or any Affiliate of Acquirer or the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Acquirer or the Company shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Neither the Company nor Acquirer shall, (A) permit any of such party’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless such party consults with the other party in advance and, to the extent permitted by such Governmental Entity, grants such other party the opportunity to attend (and in the case of Acquirer, to lead) the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that the Company shall, if directed by Acquirer, agree to any such action that is conditioned on the consummation of the Merger to the extent that such action does not have a material and adverse effect on any of the Securityholders.

5.5 Third-Party Consents; Notices.

(a) Following consultation with Acquirer, the Company shall use all reasonable best efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter.

(b) The Company shall give all notices and other information required to be given to the employees of the Company and the Subsidiaries, any collective bargaining unit representing any group of employees of the Company or any of the Subsidiaries, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.

5.6 Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company or any of the Subsidiaries, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim; provided that, New Litigation Claims shall not include (A) ordinary course customer complaints that do not involve a material amount, and (B) disputes regarding the right to a chargeback, in each case, that arise in the ordinary course of business.

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s and each of the Subsidiaries’ properties, books, Contracts and records, (B) the Company shall use commercially reasonable efforts to make available the Named Transitional Employee, the Named Employees and any members of the finance or human resource teams of the Company and the Subsidiaries, and, with the prior consent of the Company (not to be unreasonably withheld, delayed or conditioned), any other personnel of the Company and the Subsidiaries and (C) all other information concerning the business, properties and personnel of the Company and each of the Subsidiaries as Acquirer may reasonably request and (ii) the Company and each of the Subsidiaries shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s and each of the Subsidiaries’ (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any of the Subsidiaries has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) From and after the Closing, (i) the Company shall afford the Securityholders’ Agent and its Representatives reasonable access during business hours for any proper purpose to (A) the Company’s and each of the Subsidiaries’ properties, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company and each of the Subsidiaries, in each case, as the Securityholders’ Agent may reasonably request, and (ii) the Company and each of the Subsidiaries shall provide to the Securityholders’ Agent and its Representatives upon reasonable request for any proper purpose true, correct and complete copies of the Company’s and each of the Subsidiaries’ (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any of the Subsidiaries has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities; provided that any such access shall be subject to Section 5.3 and limited to information, facts or events that relate to the period occurring prior to the Effective Time.

(c) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and each of the Subsidiaries and the general status of the ongoing operations of the Company and each of the Subsidiaries.

(d) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

(e) Any request for data or other information, any request for access or cooperation or any investigation pursuant to this Section 5.7 shall be made or conducted in such manner as not to (i) interfere unreasonably with the conduct of the business of the Company, (ii) result in the loss of any attorney-client privilege of the Company (in which case, the Company shall cooperate in good faith with Acquirer to enter into a joint defense or similar agreement to prevent such loss) or (iii) violate any Applicable Laws.

(f) Within five days following the Agreement Date, the Company shall deliver to Acquirer one or more DVDs or other digital media evidencing the documents that were made available, which shall indicate, for each document, the date that such document was first uploaded to the data room.

5.8 Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.13, a spreadsheet (the “Spreadsheet”) in form and substance reasonably acceptable to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (i) the names of all of the Company Securityholders and their respective addresses, e-mail addresses and, where available, taxpayer identification numbers, (ii) the number and type of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Company Securityholders and, in the case of outstanding shares, the respective certificate numbers and, in the case of Unvested Company Options, whether such Company

Securityholder provides services to the Company in Japan or the Netherlands, (iii) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option and Company Warrant, (iv) the vesting status and schedule with respect to Company Options and Company Warrants, (v) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price, (vi) the calculation of Fully-Diluted Company Common Stock, Common Per Share Consideration, Series A-1 Per Share Consideration, Series A-2 Per Share Consideration, Series B Per Share Consideration, Series B-2 Per Share Consideration and Acquirer Stock Price, (vii) the calculation of aggregate cash amounts payable at the Closing to each such Company Securityholder pursuant to Section 1.3(a)(i) (excluding, for the avoidance of doubt, any portion contributed to the Escrow Fund and Securityholders’ Agent Fund pursuant to Section 1.4) and to each holder of Vested Company Options pursuant to Section 1.3(a)(ii) and the total amount of Taxes to be withheld therefrom, (viii) the calculation of Acquirer RSUs issuable pursuant to Section 1.3(a)(ii)(B), the number of Acquirer RSUs to be granted to each Company Option Promisee in lieu of Promised Company Options pursuant to Promised Option Releases (such number of Acquirer RSUs to be calculated in accordance with the methodology described in Schedule 5.8(viii)(A)) and the number of Acquirer RSUs to be granted to each Excluded Optionholder (the “Company Excluded Optionholder Grants”) (such number of Acquirer RSUs to be calculated in accordance with the methodology described in Schedule 5.8(viii)(B)), (ix) the calculation of each Company Securityholder’s Closing Pro Rata Share for purposes of the allocation of the Escrow Amount and of the Securityholders’ Agent Amount, (x) the calculation of the amount of the Escrow Amount and of the Securityholders’ Agent Amount to be deducted from the payments to each Company Securityholder pursuant to Section 1.4(d) and 1.4(e), as applicable, and (xi) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer. The Spreadsheet shall be calculated in accordance with the Company’s Certificate of Incorporation as in effect as of immediately prior to the Closing.

5.9 Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (a) at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing, (b) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 1.6 and (c) Acquirer shall pay or cause to be paid one-half of the fees and expenses of the Company’s accountants for expenses related to the Merger, including the provision of financial statements and other documentation requested by or on behalf of Acquirer; provided, further, that such expenses described in this Section 5.9(c) shall be borne solely by the Company if the Merger is not consummated. At the Closing, Acquirer shall repay or cause to be repaid all Company Debt outstanding as of the Closing.

5.10 Employees.

(a) In addition to the Named Transitional Employee and the Named Employees, Acquirer, Merger Sub or the Surviving Corporation shall make offers of employment to at least 90% of the employees of the Company and the Subsidiaries on or before the Closing Date; provided that, with the exception of the Named Transitional Employee and the Named Employees, none of Acquirer, Merger Sub and the Surviving Corporation shall have any obligation to make an offer of employment to any particular employee of the Company or any of the Subsidiaries. With respect to any employee of the Company or any of the Subsidiaries who receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall assist Acquirer with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. With respect to matters described in this Section 5.10, the Company shall consult with Acquirer (and shall consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees. For the avoidance of doubt, if a Company employee’s employment is terminated prior to the Closing with Acquirer’s consent in accordance with Section 4.2(f)(ii) or following the Closing, then Acquirer shall be responsible for all liability related to or arising from such termination including the expense of any severance payable to such Company employee.

(b) Effective as of the Closing and continuing for one year thereafter, Acquirer shall, or shall cause its Affiliates, the Surviving Corporation and its subsidiaries to, provide to all Continuing Employees (i) an annual base salary or base wage rate and target annual bonus opportunity (as a percentage of base salary) that is, in each case, no less favorable than that provided to such Continuing Employee by the Company or any of the Subsidiaries immediately prior to the Effective Time and (ii) employee benefits (excluding change in control benefits, retirement benefits, retention bonuses and long-term incentive compensation) that are substantially comparable, in the aggregate, to those provided to such Continuing Employees by the Company and the Subsidiaries immediately prior to the Effective Time.

(c) Acquirer shall (i) give, or cause the Surviving Corporation to give, each Continuing Employee credit under Acquirer’s 401(k) plan for purposes of eligibility and vesting for such Continuing Employee’s service with the Company and its Affiliates prior to the Closing Date to the same extent such service was recognized under the Company’s 401(k) plan, except to the extent such treatment would result in duplicative benefits, and (ii) other than in the case of supplemental life insurance benefits, allow Continuing Employees to participate in each plan providing welfare benefits without regard to preexisting condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Continuing Employees by the corresponding Company Employee Plans immediately prior to the Closing Date.

(d) Acquirer shall, or shall cause its Affiliates, the Surviving Corporation and its subsidiaries to, use commercially reasonable efforts to honor all vacation and personal holidays that, as of immediately prior to the Closing, have been appropriately scheduled, in accordance with the Company’s applicable policies as in effect on the Agreement Date, by a Continuing Employee through December 31, 2019.

(e) The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company or any of the Subsidiaries to issue any shares of Company Capital Stock or Company Options under any circumstances other than pursuant to the Certificate of Incorporation (as in effect as of the Agreement Date and as of the Closing) as required to allow the conversion of the Company Preferred Stock into Company Common Stock.

(f) Nothing contained in this Agreement (including Sections 5.10, 5.11 and 5.12) shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Acquirer to terminate reassign, promote or demote any employee, consultant, director or other service provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such employee, consultant, director or other service provider at any time following the Closing, (ii) constitute an amendment or modification of any Company Employee Plan or other employee benefit plan, (iii) create any third-party rights in any such current or former employee, consultant, director or other service provider (including any beneficiary or dependent thereof) or (iv) obligate Acquirer or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Acquirer or any of its Affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

5.11 Termination of 401(k) Plan and Company Option Plan. Effective as of the day immediately preceding the Closing Date, the Company or the Subsidiaries shall terminate all Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) plans shall not be terminated) and the Company Option Plan. The Company shall provide Acquirer with evidence that such Company Employee Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval by Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plans as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company or the Subsidiaries shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

5.12 Waivers for Promised Company Options. Prior to the Closing, the Company shall use commercially reasonable efforts to obtain a Promised Option Release from each Company Option Promisee. The Company shall provide Acquirer with a copy of each such Promised Option Release obtained as promptly as practicable following its execution, but in no event later than three Business Days prior to the Closing Date (to the extent obtained three Business Days or more prior to the Closing Date); it being understood and agreed that any amounts payable by the Company in order to obtain such waiver (including the employer portion of any related payroll taxes with respect thereto but excluding, for the avoidance of doubt, any Acquirer RSUs to be granted in lieu of such Promised Company Options pursuant to such Promised Option Releases as described therein) shall be treated as a Transaction Expense.

5.13 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet, Acquirer and the Company shall discuss such errors in good faith and, if applicable, the Company shall correct such errors (as determined in good faith by the Company) prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet, including (a) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet (including separate line-item balances in respect of the Seller Float and the “Reverb Bucks” program), (b) an itemized list of each element of the Company’s consolidated current assets and (c) an itemized list of each element of the Company’s consolidated total current liabilities.

5.14 Tax Matters.

(a) Each of Acquirer, the Securityholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company and the Subsidiaries, the Securityholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b) The Company shall cause each Company Securityholder to further agree, upon Acquirer’s request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c) Acquirer and the Company intend that the cash payable to the holders of Company Capital Stock pursuant to Section 1.3(a)(i) will be treated as received in exchange for the applicable holder’s Company Capital Stock, and agree to report such payments for income Tax purposes as consideration for such holder’s Company Capital Stock and, except as otherwise required by Applicable Law, not as compensation for services.

(d) Tax Returns.

(i) The Securityholders’ Agent shall cause to be prepared and cause to be timely filed, all Tax Returns of the Company and each of the Subsidiaries due (after taking into account all appropriate extensions) on or prior to the Closing Date and all income Tax Returns of the Company and each of the Subsidiaries for all periods ending on or prior to the Closing Date, whether to be filed before, on or after the Closing Date (“Seller Prepared Returns”). Such Tax Returns shall be prepared on a basis consistent with existing procedures and practices and accounting methods unless otherwise required by Applicable Law. At least 30 days prior to the due date of any Seller Prepared Return, the Securityholders’ Agent shall submit such Seller Prepared Return to Acquirer for review. The Securityholder’s Agent shall cause the tax preparer to incorporate any reasonable comments made by Acquirer. Acquirer shall cause the Company or applicable Subsidiary of the Company to sign and timely file the Seller Prepared Return due after the Closing Date in the form submitted by the Securityholders’ Agent (as adjusted to reflect Acquirer’s reasonable comments).

(ii) Acquirer shall cause the Company and its Subsidiaries to prepare and timely file all Tax Returns (other than Seller Prepared Returns) of the Company and each its Subsidiaries due after the Closing Date (the “Acquirer Prepared Returns”). To the extent that an Acquirer Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods unless otherwise required by Applicable Law. At least 30 days prior to the due date of any Acquirer Prepared Return that shows Pre-Closing Income Taxes or that relates to a Pre-Closing Tax Period, Acquirer shall provide a draft of such Tax Return to the Securityholders’ Agent for the Securityholders’ Agent’s review and comment. Acquirer shall cause the Company or applicable Subsidiary of the Company to incorporate any reasonable comments made by the Securityholders’ Agent in the Tax Return actually filed.

(iii) To the extent such action will increase the Company Securityholders’ indemnification obligations under this Agreement, Acquirer shall not, and shall not allow the Company or any of the Subsidiaries to amend any Tax Return of the Company or any of the Subsidiaries for a Pre-Closing Tax Period without the prior written consent of the Securityholders’ Agent (which will not be unreasonably withheld, delayed, or conditioned) unless such amendment is required by Applicable Law. Prior to entering into any voluntary disclosure agreement with any Governmental Entity that relates to Taxes of the Company or any of the Subsidiaries for any Pre-Closing Tax Period, Acquirer shall consult with the Securityholders’ Agent and consider in good faith any reasonable comments made by the Securityholders’ Agent. All liabilities that arise pursuant to any such voluntary disclosure agreements in any applicable jurisdiction shall be apportioned in good faith in a fair and reasonable between the Company and any of the applicable Subsidiaries, on the one hand, and Acquirer and any of its applicable subsidiaries that pursue a similar voluntary disclosure agreement in such jurisdiction, on the other hand.

(iv) The Company Securityholders and Acquirer agree that no election under Code Section 338(g) shall be made with respect to the acquisition of the shares of the Company or any Subsidiary of the Company contemplated by this Agreement.

(e) Tax Contests. If any Governmental Entity issues to the Company or any Subsidiary of the Company (i) a notice of its intent to audit or conduct another Legal Proceeding with respect to Taxes of the Company or Subsidiary of the Company for any Pre-Closing Tax Period or Straddle Period or (ii) a notice of deficiency for Taxes for any Pre-Closing Tax Period or Straddle Period, Acquirer shall notify the Securityholders’ Agent of its receipt of such communication from the Governmental Entity within thirty (30) days of receipt. No failure or delay of Acquirer in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Company Securityholders pursuant to this Agreement, except to the extent such failure or delay materially prejudices the Company Securityholders or Securityholders’ Agent. The Company or applicable Subsidiary of the Company shall control any audit or other Legal Proceeding in respect of any Tax Return or Taxes of the Company or a Subsidiary of the Company (a “Tax Contest”); provided, however, that (x) the

Securityholders’ Agent, at the Company Securityholders’ sole cost and expense, shall have the right to control or participate in any such Tax Contest to the extent it relates to a Pre-Closing Tax Period, (y) the Securityholders’ Agent, at the Company Securityholders’ sole cost and expense, shall have the right to participate in any such Tax Contest to the extent it relates to a Straddle Period, and (z) Acquirer shall not allow the Company or any Subsidiary of the Company to settle or otherwise resolve any Tax Contest if such settlement or other resolution relates to Taxes for a Pre-Closing Tax Period or Straddle Period without the prior written permission of the Securityholders’ Agent (which will not be unreasonably withheld, delayed, or conditioned) and the Securityholders’ Agent shall not agree to settle or otherwise resolve any Tax Contest without the consent of Acquirer (which will not be unreasonably withheld, delayed, or conditioned).

(f) Tax Refunds. All refunds of Taxes of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (whether in the form of cash received or offset against Taxes otherwise payable) shall be for the benefit of the Company Stockholders except to the extent such refund or offset was included in the calculation of Company Net Working Capital, as finally determined. To the extent that Acquirer, the Company, or any Subsidiary of the Company receives a refund that is for the benefit of the Company Stockholders, Acquirer shall pay to the Paying Agent for distribution to the Company Stockholders the amount of such refund (and interest received from the Governmental Entity with respect to such refund). The amount due to the Company Stockholders shall be payable 10 days after receipt of the refund from the applicable Governmental Entity (or, if the refund is in the form of offset, 10 days after the due date of the Tax Return claiming such offset). Acquirer shall, and shall cause its Affiliates, to take all actions necessary, or requested by the Securityholders’ Agent, at the Company Securityholders’ cost and expense, to timely claim any refunds that will give rise to a payment under this Section 5.14(f).

5.15 280G Stockholder Approval. To the extent applicable, promptly following the execution of this Agreement, the Company shall use commercially reasonable efforts to obtain and deliver to Acquirer a Parachute Payment Waiver from each “disqualified individual” (within the meaning of Section 280G of the Code). Promptly following the delivery of the Parachute Payment Waivers to Acquirer (but in no event less than three Business Days prior to the Closing), the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer (and which documentation shall be subject to Acquirer’s advanced review and approval, such approval not to be unreasonably withheld, conditioned or delayed) that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.15.

5.16 Directors and Officers.

(a) Acquirer acknowledges that (i) each Person that prior to the Closing served as a director, officer, employee or agent of the Company or any Subsidiary (collectively, the “D&O Indemnified Persons”), is entitled to indemnification, expense reimbursement and exculpation to the extent provided in the organizational or governing documents of the Company in effect as of the Agreement Date and the agreements set forth on Schedule 5.16(a) (“D&O Provisions”), (ii) such D&O Provisions are rights of Contract and (iii) Acquirer shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to the D&O Indemnified Persons pursuant to the D&O Provisions with respect to claims arising from facts or events that occurred on or before the Closing. For a period of at least six years from the Closing Date, Acquirer and the Surviving Corporation will not, and will not permit any of their Subsidiaries to, amend, repeal or modify any D&O Provision in any manner adverse to any D&O Indemnified Person in respect of claims arising from facts or events occurring on or before the Effective Time, and Acquirer and the Surviving Corporation will cause all such provisions to be observed by their Subsidiaries, it being the intent of the parties that any D&O Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted under Applicable Law.

(b) At or prior to the Closing Date, the Company shall purchase and maintain in effect for a period of six years thereafter, (i) a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy and (ii) “run off” coverage as provided by the Company’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered on the date hereof by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies (collectively, the “Tail Policy”); provided that, in the event that any claim is brought under any such policy before the sixth anniversary of the Closing Date, such insurance policy will be maintained until final disposition thereof. Acquirer and the Surviving Corporation will not, and will cause their subsidiaries to not, cancel or change such insurance policy in any respect. If the cost of the Tail Policy is paid in full prior to the Closing, 50% of such cost shall be accounted for (and borne by Acquirer) as an increase in amount of Closing Company Cash, and otherwise, to the extent unpaid as of the Closing, 50% of such cost shall be accounted for as a Transaction Expense hereunder.

(c) The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any D&O Indemnified Person may at any time be entitled. No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. Acquirer and Merger Sub hereby acknowledge that the D&O Indemnified Persons have or may in the future have certain rights to indemnification, advancement of expenses or insurance provided by other Persons (collectively, other than the provider(s) of the Tail Policy, the “Other Indemnitors”). Acquirer and Merger Sub hereby agree that, with respect to any advancement or indemnification obligation owed at any time to a D&O Indemnified Person by the Surviving Corporation pursuant to the D&O Provisions, the Surviving Corporation shall be, and, after the Effective Time, Acquirer shall cause the Surviving Corporation to be, the indemnitor of first resort (i.e., the Surviving Corporation’s obligations to a D&O Indemnified Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by a D&O Indemnified Person shall be secondary) without regard to any rights that a D&O Indemnified Person may have against the Other Indemnitors; provided that the first recourse of each D&O Indemnified Person shall be against the Tail Policy to the extent recovery under the Tail Policy is available until it is exhausted before recovery against Acquirer, the Surviving Corporation or any of their respective Affiliates shall take place. Furthermore, Acquirer irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the D&O Indemnified Person must seek expense advancement, reimbursement or indemnification from any Other Indemnitor before the Surviving Corporation or Acquirer must perform its expense advancement, reimbursement and indemnification obligations pursuant to the D&O Provisions.

(d) In the event that Acquirer, the Surviving Corporation or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in each case, the successors and assigns of such Persons or properties, rights or assets, as the case may be, must expressly assume in writing and be bound by the obligations set forth in this Section 5.16 as a condition of succession of assignment.

(e) This Section 5.16 is intended to be for the benefit of each of the D&O Indemnified Persons and may be enforced by any such D&O Indemnified Person as if such D&O Indemnified Person were a party to this Agreement. The obligations of Acquirer and the Surviving Corporation under this Section 5.16 will not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 5.16 applies without the consent of such affected Person. Notwithstanding anything to the contrary in this Section 5.16, the first recourse of each D&O Indemnified Person shall be against the Tail Policy until it is exhausted before recovery against Acquirer shall take place.

5.17 Notification. Each of Acquirer and Merger Sub will promptly notify the Company of: (a) any written notice or other communication from any Person to Acquirer or Merger Sub alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any written notice or other communication from any Governmental Authority to Acquirer or Merger Sub related to or in connection with the Transactions; (c) any Legal Proceeding commenced or, to the knowledge of Acquirer threatened in writing against, involving or otherwise affecting Acquirer, Merger Sub or their respective Affiliates that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to Section 3.3 or that relate to the consummation of the Transactions; and (d) any breach or inaccuracy of any representation or warranty of Acquirer or Merger Sub contained in this Agreement at any time during the term hereof that would reasonably be expected to cause any condition set forth in Section 6.2(a) not to be satisfied; provided that, the delivery of any notice pursuant to this Section 5.17 will not limit any of the representations and warranties of Acquirer or Merger Sub set forth in this Agreement or the remedies available hereunder to the Company.

5.18 Contact with Business Relations. Without limiting the provisions of Section 5.7, Acquirer and Merger Sub acknowledge that they are not authorized to, and agree that they will not, and Acquirer will not authorize or permit any of its subsidiaries or its or their respective Representatives to, contact any customer, supplier, distributor or other material business relation of the Company or the Subsidiaries before the Closing, in each case, solely with regards to the Company, the Subsidiaries, the Business or the Transactions, without receiving the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned) before each such contact.

5.19 Intellectual Property Matters.

(a) The Company shall use commercially reasonable efforts to resolve prior to the Closing the dispute existing as of the Agreement Date as to overlap of Intellectual Property (including by way of negotiation of and entry into trademark coexistence agreements that is reasonably acceptable to Acquirer). For the purposes of this Section 5.19(a), “commercially reasonable efforts” means attempting to contact and enter into negotiations with HangZhou JNBY Finery Co. regarding entry into trademark coexistence agreements.

(b) The Company shall use commercially reasonable efforts to obtain confirmatory assignments of Intellectual Property prior to the Closing, executed by each of the individuals listed on Schedule 5.19(b), in each case in the form attached here to as Exhibit P.

5.20 Acquirer RSUs. Notwithstanding anything to the contrary herein, as soon as reasonably practicable following the Closing, Acquirer shall grant to the applicable Continuing Employee or Continuing Contractor the Acquirer RSUs issuable pursuant to Section 1.3(a)(ii)(B), the Acquirer RSUs to be granted to each Company Option Promisee in lieu of Promised Company Options pursuant to Promised Option Releases and the number of Acquirer RSUs to be granted pursuant to the Company Excluded Optionholder Grants.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect and no Applicable Law or Order shall have been enacted, entered or enforced (and not rescinded or repealed) that makes the consummation of the Merger illegal.

(c) Governmental Approvals. All filings with and approvals of any Governmental Entity required to be made or obtained in connection with the Transactions under the HSR Act shall have been made or obtained and shall be in full force and effect and the applicable waiting period under the HSR Act shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquirer in Section 3.1 (Organization and Standing), Section 3.2(a) (Authority) and Section 3.6 (Solvency) shall be true and correct in all material respects, and all other representations and warranties made by Acquirer in Article III herein shall be true and correct, on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except (i) for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates and (ii) other than the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2(a) (Authority) and Section 3.5 (Solvency), to the extent the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such specified date) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Acquirer and its subsidiaries (taken as a whole)). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction limiting or restricting Acquirer’s ownership of the Business following the Closing, including any Antitrust Restraint, shall be in effect, and no Legal Proceeding seeking any of the foregoing in connection with Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending before a court of competent jurisdiction.

(c) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

(d) No Legal Proceedings. No Governmental Entity shall have commenced or provided written notice that it will commence any Legal Proceeding before a court of competent jurisdiction challenging the Transactions.

6.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing (or, if earlier, on or prior to the date of the Satisfaction Event) of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations made by the Company in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure) and Section 2.3(a) (Authority) shall be true and correct in all material respects, and all other representations and warranties made by the Company in Article II herein shall be true and correct, on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except (i) for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates and (ii) other than the representations made by the Company in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure) and Section 2.3(a) (Authority), to the extent the failure of such representations and warranties to be true and correct (whether as of the Agreement Date, the Closing Date or such specified date) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company and the Subsidiaries (taken as a whole)). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing; provided that, if the Satisfaction Event occurs, (A) the Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Satisfaction Event (as if such occurrence were the Closing) and (B) from and following the Satisfaction Event through the Closing, the Company shall have not intentionally and materially breached any of the covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing, including any Antitrust Restraint, shall be in effect, and no Legal Proceeding seeking any of the foregoing in connection with Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending before a court of competent jurisdiction.

(d) No Legal Proceedings. No Governmental Entity shall have commenced or provided written notice that it will commence any Legal Proceeding before a court of competent jurisdiction challenging the Transactions.

(e) No Material Adverse Effect. As of the earlier of (i) the Closing Date and (ii) the date of the Satisfaction Event, there shall not have occurred a Material Adverse Effect with respect to the Company and the Subsidiaries (taken as a whole).

(f) Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Company Capital Stock representing at least 90% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing, at least 90% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 90% in aggregate of the Pro Rata Shares (collectively, the “Requisite Stockholder Approval”). No more than 5% of all shares of Company Capital Stock outstanding as of immediately prior to the Effective Time shall have become Dissenting Shares.

(g) Employees.

(i) The Named Transitional Employee shall have signed the Transitional Employee Offer Letter and the Transitional Employee Non-Competition Agreement, each of which shall continue to be in full force and effect and, prior to the earlier of the Closing Date and the date of the Satisfaction Event, no action shall have been taken by the Named Transitional Employee to rescind any of such agreements.

(ii) Each Named Employee shall have signed an Offer Letter and a Non-Competition Agreement, each of which shall continue to be in full force and effect, prior to the earlier of the Closing Date and the date of the Satisfaction Event, and no action shall have been taken by any such individual to rescind any of such agreements.

(iii) No fewer than 85% of the employees located in the United States (other than the Named Transitional Employee, the Named Employees and the “Customer Engagement” employees) who are employed by the Company or any Subsidiary as of the Agreement Date and to whom Acquirer, Merger Sub or the Surviving Corporation has offered employment, shall have remained continuously employed with the Company from the Agreement Date through the earlier of the Closing Date and the date of the Satisfaction Event, and shall become Continuing Employees as of the Closing Date (or, if the Satisfaction Event occurs, shall have become Continuing Employees as of the date of the Satisfaction Event as if such date were the Closing Date and the Company was deemed the Surviving Corporation). The total number of the individuals located in the United States who are “Customer Engagement” employees employed by the Company or any Subsidiary as of the Agreement Date shall not decrease by 25% or more as of the earlier of the Closing Date and the date of the Satisfaction Event.

(iv) Each Named Employee who is a Company Option Promisee shall have executed, and the Company shall have obtained from the Company Option Promisees who are not Named Employees representing no fewer than two-thirds of the Company Options promised to such Company Option Promisees (other than Named Employees), an executed waiver and release in substantially the form attached hereto as Exhibit Q (a “Promised Option Release”), each of which shall continue to be in full force and effect.

(h) Section 280G Matters. The Company shall have delivered to Acquirer the documentation, notification and evidence required by Section 5.15.

6.4 Waiver of Conditions. Upon consummation of the Closing, at the Effective Time, any condition set forth in this Article VI that was not satisfied as of the Effective Time will be deemed to have been waived for all purposes by the party having the benefit of such condition as of and after the Effective Time. Neither Acquirer nor the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by its own failure to comply with its respective obligations under this Agreement.

ARTICLE VII

TERMINATION

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by Acquirer and the Board;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before October 7, 2019 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose material breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within 15 Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company and the Subsidiaries, taken as a whole, (iii) the Company shall have breached Section 5.1(a), or (iv) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within 24 hours following the execution of this Agreement; provided that, if a Satisfaction Event occurs, then from and following such occurrence, Acquirer shall only have a right to terminate this Agreement under this Section 7.1(d) if there is an intentional and material breach of a covenant of the Company herein; or

(e) by the Company, by written notice to Acquirer, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to Acquirer and its subsidiaries, taken as a whole, or (iii) the Merger Sub Approval is not obtained within twenty four (24) hours following the execution of this Agreement.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses; Company Debt), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company and the Company Securityholders or Acquirer, as applicable, taking into consideration relevant matters, including other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such Persons) in connection with any willful breach of any covenant, agreement or obligation of, such party herein.

ARTICLE VIII

ESCROW FUND AND INDEMNIFICATION

8.1 Escrow Fund.

(a) At the Effective Time, Acquirer shall, as set forth in Section 1.4(c), withhold the Escrow Amount minus the Escrow Amount RSU Reduction from the Merger Consideration payable pursuant to Section 1.3(a)

and shall deposit the Escrow Amount minus the Escrow Amount RSU Reduction with JPMorgan Chase Bank, N.A. as escrow agent (the “Escrow Agent”) (the aggregate amount of cash so held by the Escrow Agent from time to time, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the escrow agreement in the form attached hereto as Exhibit R with such changes as Acquirer and the Securityholders’ Agent may agree in writing (the “Escrow Agreement”). The Escrow Fund shall in all cases constitute the initial source of recovery and partial security for the benefit of Acquirer (on behalf of itself or any other Acquirer Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Company Securityholders under Section 1.6 and Article VIII, and the Escrow Fund shall be held and distributed in accordance with Section 1.6 and Section 8.1. Subject to Section 8.4, the Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Eastern Time on the date (the “Escrow Release Date”) that is the 15 month anniversary of the Closing Date, or if a Satisfaction Event occurs, the date that is the 15 month anniversary of the Satisfaction Event. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Company Securityholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Company Securityholder, in each case prior to the distribution of the Escrow Fund to any Company Securityholder in accordance with Section 8.1(b), except that each Company Securityholder shall be entitled to assign such Company Securityholder’s rights to such Company Securityholder’s Escrow Distribution Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.

(b) Within five Business Days following the Escrow Release Date, the Escrow Agent will pay to the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares the remaining amount, if any, of the Escrow Fund less any portion of the Escrow Fund that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy the portion of the unsatisfied or disputed claims for indemnification specified in any Claim Certificates to be satisfied by the Escrow Fund delivered to the Securityholders’ Agent on or prior to the Escrow Release Date in accordance with this Article VIII. On a claim by claim basis, any portion of the Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to a pending but unresolved claim for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be paid by the Escrow Agent to the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares within five Business Days following resolution of such claim.

8.2 Indemnification.

(a) Subject to the limitations set forth in this Article VIII, from and after the Closing, each Company Securityholder, shall severally but not jointly (with such several Liability determined on the basis of such Company Securityholder’s Indemnity Pro Rata Share) indemnify, defend and hold harmless Acquirer, Merger Sub and the Company and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all Indemnifiable Damages, arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Company in Article II to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (II) as of the earlier of the Closing Date or the date of the Satisfaction Event, in each case as though such representation or warranty were made as of the Closing Date or the date of the Satisfaction Event, as applicable (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any (x) breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein to be performed prior to the earlier of the Closing and the

Satisfaction Event and, without duplication, (y) intentional and material breach of any of the covenants, agreements or obligations made by the Company herein to be performed prior to the Closing;

(iii) any inaccuracies in the Spreadsheet;

(iv) any payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 1.3(a)(i) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights;

(v) any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company or any of the Subsidiaries (in each case, including any predecessors thereof), including any Company Option Promisee or Excluded Optionholder, solely in such capacity, arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Merger Consideration or any portion thereof (including as a result of any calculation made from time to time of the Pro Rata Share of any Company Securityholder), or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company or any of the Subsidiaries (in each case, including any predecessors thereof) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions by action of the Company prior to the Closing other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract of the Company providing for compensation to any Person in the form of Equity Interests by action of the Company prior to the Closing;

(vi) any claims by any Company Securityholder arising out, resulting from or in connection with any act done or omitted to be done by the Securityholders’ Agent in such capacity in connection with the Transactions or this Agreement;

(vii) any matter set forth in Schedule 2.6 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.6 (Litigation) as of the Agreement Date or the earlier of the Closing and the Satisfaction Event;

(viii) any Pre-Closing Income Taxes to the extent not taken into account in calculating the Company Net Working Capital;

(ix) the matters set forth on Schedule 8.2(a)(ix); and

(x) any Fraud by the Company.

(b) Materiality standards or qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation or warranty shall not be taken into account in determining (i) whether an inaccuracy in such representation or warranty, exists or (ii) the amount of any Indemnifiable Damages with respect to such inaccuracy, other than with respect to Section 2.5(ii) and the representations and warranties that expressly require disclosure of lists of items of a material nature or above a specified threshold.

8.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in Section 8.2(a)(i) (other than claims arising out of, resulting from or in connection with (i) Fraud by the Company or (ii) any failure of any of the Special Representations to be true and correct as specified in Section 8.2(a)(i), (A) if such Indemnifiable Damages (together with any other Indemnifiable Damages arising out of or relating to the same underlying inaccuracy, breach, deficiency, circumstance or facts) are in an aggregate amount less than $20,000 (the “Minimum Threshold”) and (B) subject to the limitation set forth in clause (A), unless and until Indemnifiable Damages in an aggregate amount in excess of $1,500,000 (the “Basket”) shall have been actually incurred or paid by the Indemnified Persons, in which case the Indemnified Person may make claims for indemnification, compensation and reimbursement and may receive cash from the Escrow Fund for all Indemnifiable Damages (including the amount of the Basket), in all cases subject to this Article VIII. The Minimum Threshold and the Basket shall not apply to any other Indemnifiable Damages or claims therefor.

(b) If the Merger is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Company Securityholder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in Section 8.2(a)(i), except (i) in the case of Fraud by the Company and (ii) any failure of any of the Special Representations to be true and correct as aforesaid. Following the Closing, no Indemnified Person shall bring any claim with respect to this Agreement or the Transactions, whether in contract, tort or otherwise, other than (A) as part of the process contemplated by Section 1.6(f), (B) a claim for Fraud against the Person who committed such Fraud, (C) a claim made by Acquirer on behalf of the Indemnified Persons in accordance with Section 8.2 or (D) a claim made by Acquirer pursuant to any other Transaction Document; provided, that any party may seek equitable relief, including the remedies of specific performance and injunction in accordance with Section 9.11. The provisions of this Article VIII constitute an integral part of the consideration given to the Company Securityholders pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Merger Consideration payable in connection with the Transactions.

(c) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid or the matters listed in clauses (ii) through (x) of Section 8.2(a) (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon all amounts held in the Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Escrow Fund made by Indemnified Persons), or following the Escrow Release Date, each Company Securityholder shall have Liability on a several but not joint basis for such Company Securityholder’s Indemnity Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom, in all cases subject to this Article VIII.

(d) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Escrow Fund pursuant to Special Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Escrow Fund and such recovery fully depletes the Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Escrow Fund irrespective of the fact that the Escrow Fund was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e) Notwithstanding anything to the contrary contained herein, (i) in no event shall the aggregate Liability of a Company Securityholder pursuant to this Agreement for any claims (other than Special Claims) exceed the Escrow Fund; and (ii) the total Liability of a Company Securityholder for all claims (including Special Claims) shall be limited to the aggregate amount of cash actually received (on a gross basis and not net of any Taxes) by such Company Securityholder pursuant to this Agreement; provided that each Company Securityholder’s total Liability with respect to any failure of the representations and warranties made by the Company in Section 2.10(s) (other than clauses (i) and (ii) thereof) (Data Privacy, Security and Information Technology) to be true and correct as provided in Section 8.2(a)(i) (a “Privacy Claim”) shall be limited to such Company Securityholder’s Indemnity Pro Rata Share of $50,000,000.

(f) Notwithstanding anything to the contrary contained herein, (i) other than as set forth in Section 8.3(g), the D&O Provisions and the Tail Policy, in each case, solely with respect to any Third-Party Claim, no Company Securityholder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Surviving Corporation or any other Indemnified Person (based upon such Company Securityholder’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Surviving Corporation with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to Section 8.2(a)(i), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII and (iv) no Company Securityholder shall be liable for the breach of any representation, warranty or covenant of another Company Securityholder or any Fraud by any Person other than the Company.

(g) All Indemnifiable Damages shall be calculated net of any Tax Benefit and net of any Third-Party Recoveries. To the extent an Indemnified Person realizes a Tax Benefit or receives a Third-Party Recovery in respect of an Indemnifiable Damage subsequent to payment by the Company Securityholders in respect of such Indemnifiable Damage (including by means of release of Escrow Funds to an Indemnified Person), the Indemnified Person shall pay to the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares an amount equal to the lesser of (i) the aggregate amount of such Third-Party Recoveries and (ii) the aggregate amount paid by the Company Securityholders to the Indemnified Persons in respect of such Indemnifiable Damage (including by means of release of Escrow Funds to an Indemnified Person). “Third-Party Recoveries” shall mean the amount of any recoveries actually received by an Indemnified Person under any insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs, expenses, deductibles or premium adjustments or retrospectively rated premiums (as reasonably determined in good faith by Acquirer) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages incurred or paid by any Indemnified Person; provided that Acquirer, each Indemnified Person and the Affiliates of each such Person shall, to the extent required by Applicable Law, use commercially reasonable efforts to mitigate the amount of any Indemnifiable Damages. “Tax Benefit” shall mean any actual refund of Taxes paid or any reduction in the amount of Taxes which otherwise would have been paid, for the calendar year in which the Indemnifiable Damage was incurred and the subsequent calendar year, net of the Tax cost of receiving such refund or reduction, in each case computed on a “with and without” basis, treating deductions attributable to the Damages as the last items claimed.

(h) No Indemnified Person shall make a claim to indemnification under this Article VIII without the prior written consent of Acquirer and, to the extent any Indemnifiable Damages would be satisfied from the amount then held in the Escrow Fund, (i) unless such claim is made against all Company Stockholders, Company Optionholders holding Vested Company Options and Company Warrantholders and (ii) no Indemnified Person shall offer to compromise any claim unless the same offer is made to all such Company Securityholders to which the applicable claim has been made. For the avoidance of doubt, Acquirer shall have sole discretion to determine whether to make a claim for indemnification against any particular Company Securityholder to the extent the related Indemnifiable Damages would be satisfied other than from the Escrow Fund. The Company Securityholders shall not be responsible for any Indemnifiable Damage arising out of any change in any legal requirement or GAAP that takes place after the Closing, or if a Satisfaction Event occurs, after the Satisfaction Event. Acquirer shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one Indemnifiable Damage. Notwithstanding anything to the contrary contained in this Agreement, Acquirer shall have no right to any indemnification hereunder with respect to any Indemnifiable Damage or alleged Indemnifiable Damage to the extent (i) such Indemnifiable Damage or alleged Indemnifiable Damage is included in the calculation of Company Net Working Capital, Company Debt, Company Cash and/or Transaction Expenses, in each case, as finally determined pursuant to Section 1.6 or (ii) the matter forming the basis for such Indemnifiable Damage or alleged Indemnifiable Damage is the same matter for which Acquirer requested a reduction of Company Cash or the Company Net Working Capital or requested an increase in the Company Debt or Transaction Expenses.

8.4 Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made (i) for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in Section 8.2(a)(i) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Eastern Time on the Escrow Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Special Claims, shall commence at the Closing and terminate at 11:59 p.m. Eastern Time on the date that is 30 days following (A) in the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (I) the failure of any of the representations and warranties made by the Company in Section 2.11 (Taxes) to be true and correct as aforesaid, insofar as such representations or warranties relate to income Taxes or (II) Pre-Closing Income Taxes, in each case, the date that is six years and 30 days following the Closing Date, or if a Satisfaction Event occurs, the date that is six years and 30 days following the Satisfaction Event, and (B) in all other cases, 30 days following the expiration of the applicable statute of limitations; provided that the Claims Period for any Privacy Claim shall commence at the Closing and terminate upon the date that is four years and 30 days following the Closing Date, or if a Satisfaction Event occurs, the date that is four years and 30 days following the Satisfaction Event. No claim by an Indemnified Person for Indemnifiable Damages in respect of a breach or inaccuracy of any of the representations and warranties contained in this Agreement may be brought subsequent to expiration of the applicable Claims Period, except any such claim of which the Securityholders’ Agent has received a Claim Certificate prior to expiration of the applicable Claims Period. Notwithstanding anything to the contrary contained herein, such portion of the Escrow Fund as may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Securityholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with Fraud shall not be limited. In addition, notwithstanding anything herein to the contrary, any claim for Indemnifiable Damages that is based on a breach Section 4.1(e) shall be subject to the limitations on Indemnifiable Damages set forth herein that apply to claims made pursuant to Section 8.2(a)(i), as applicable.

8.5 Claims.

(a) From time to time during the applicable Claims Period, Acquirer may deliver to the Securityholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred or paid or in good faith believes that it may incur or pay Indemnifiable Damages (or with respect to any Tax matters, stating that an Indemnified Person reasonably and in good faith believes that a Tax Authority would reasonably be expected to raise such matter in an audit of Acquirer or its subsidiaries and such matter would reasonably be expected to give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred or paid may be the maximum amount believed by Acquirer in good faith to be incurred or paid or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. Acquirer shall provide the Securityholders’ Agent with such Claims Certificate as promptly as reasonably practicable upon learning of the facts constituting such claim; provided that no delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Securityholders’ Agent or the Company Securityholders are materially prejudiced thereby.

8.6 Resolution of Objections to Claims.

(a) If the Securityholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 60-day period following receipt of the Claim Certificate, then the Escrow Agent shall, upon Acquirer’s direction, distribute to Acquirer an amount of cash from the Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Securityholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 60-day period set forth in Section 8.6(a), Acquirer and the Securityholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Securityholders’ Agent shall so agree, a joint written instruction setting forth such agreement shall be prepared, signed by both parties and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Acquirer an amount of cash from the Escrow Fund in accordance with the terms of such joint written instruction.

(c) If no such agreement can be reached during the 45-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 45-day period, either Acquirer or the Securityholders’ Agent may bring an arbitration in accordance with the terms of Section 9.12 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Company Securityholders, and Acquirer shall be entitled to instruct the Escrow Agent to distribute to Acquirer an amount of cash from the Escrow Fund in accordance therewith.

(d) Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Securityholders’ Agent (on behalf of the Company Securityholders) with respect to more than one-half of the amount in dispute, in which case the Company Securityholders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the reasonable fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e) Any portion of the Escrow Fund that is paid by the Escrow Agent to the Paying Agent in accordance with Section 8.1(b) shall be distributed to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares, subject to the Company Securityholders Payment Procedures.

8.7 Securityholders’ Agent.

(a) At the Closing, Fortis Advisors LLC shall be constituted and appointed as the Securityholders’ Agent. The Securityholders’ Agent shall be the exclusive agent and the true and lawful attorney-in-fact for and on behalf of the Company Securityholders to: (i) execute, as the Securityholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Company Securityholder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Company Securityholder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Company Securityholder or necessary in the judgment of the Securityholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Company Securityholders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Company Securityholders (other than with respect to the payment of the Merger Consideration less the Escrow Amount) in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.6, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital and (ix) take all actions necessary or appropriate in the judgment of the Securityholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Securityholders’ Agent shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein, in the Escrow Agreement and in the Securityholders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. The Securityholders’ Agent shall be entitled to: (i) rely upon any signature reasonably believed by it to be genuine and (ii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Securityholders’ Agent and treat such Securityholders’ Agent as the duly appointed attorney-in-fact of each Company Securityholder and has having the duties, power and authority provided for in this Section 8.7. The powers, immunities and rights to indemnification granted to the Securityholders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Company Securityholders shall be bound by all actions taken and documents executed by the Securityholders’ Agent in connection with this Article VIII, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Securityholders’ Agent. The Person serving as the Securityholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Securityholders’ Agent, then a successor may be appointed, by the Company Securityholders collectively having a Closing Pro Rata Share greater than 50% and Company Securityholders holding at least 50% of the Company Series B Stock (as of immediately prior to the Effective Time) upon not less than 30 days’ prior written notice to Acquirer. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholders’ Agent or any member of the

Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Securityholders’ Agent.

(b) Certain Company Securityholders have entered into an engagement agreement (the “Securityholders’ Agent Engagement Agreement”) with the Securityholders’ Agent to provide direction to the Securityholders’ Agent in connection with its services under this Agreement, the Escrow Agreement and the Securityholders’ Agent Engagement Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholders’ Agent Group”) shall be liable to any Company Securityholder for any act done or omitted hereunder, under the Escrow Agreement or under the Securityholders’ Agent Engagement Agreement as the Securityholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Company Securityholders shall severally but not jointly (with such Liability determined in accordance with such Company Securityholders’ Indemnity Pro Rata Share) indemnify the Securityholders’ Agent Group and defend and hold the Securityholders’ Agent Group harmless against any loss, Liability, claim, damage, fee, fine, cost, judgment, amount paid in settlement or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Securityholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of the Securityholders’ Agent’s duties hereunder, under the Escrow Agreement or under the Securityholders’ Agent Engagement Agreement including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Securityholders’ Agent (collectively, the “Securityholders’ Agent Expenses”). If not paid directly to the Securityholders’ Agent by the Company Securityholders, such Securityholders’ Agent Expenses may be recovered by the Securityholders’ Agent from the portion of the Escrow Fund otherwise distributable to the Company Securityholders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Company Securityholders according to their respective Indemnity Pro Rata Shares of such Securityholders’ Agent Expenses. The Company Securityholders acknowledge that the Securityholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Securityholders’ Agent Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholders’ Agent shall not be required to take any action unless the Securityholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholders’ Agent against the costs, expenses and liabilities which may be incurred by the Securityholders’ Agent in performing such actions.

(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Securityholders’ Agent that is within the scope of the Securityholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Securityholders and shall be final, binding and conclusive upon each such Company Securityholder; and all defenses which may be available to any Company Securityholder to contest, negate or disaffirm the action of the Securityholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or the Securityholders’ Agent Engagement Agreement are waived. Each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Securityholder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Securityholders’ Agent.

(d) The Securityholders’ Agent shall use the Securityholders’ Agent Fund to (i) make any payment required to be made for the account of the Company Securityholders pursuant to this Agreement, (ii) pay any Transaction Expenses not otherwise paid at the Closing or taken into account in the calculation of the Merger Consideration (including any Transaction Expenses incurred after the Closing) and (iii) pay all Securityholders’ Agent Expenses incurred by or on behalf of the Securityholders’ Agent, in its capacity as such, including all Securityholders’ Agent Expenses incurred in connection with any pending or threatened dispute or claim with respect to this Agreement, any agreement, document or instrument entered into pursuant to this Agreement, or the Transactions. The Securityholders’ Agent Fund will be held or disbursed, in whole or in part, as determined by the Securityholders’ Agent in its sole discretion. The Securityholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Securityholders’ Agent Fund other than as a result of its gross negligence or willful misconduct. The Securityholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Securityholders’ Agent Fund, and has no tax reporting or income distribution obligations. The retention by the Securityholders’ Agent of any amounts in the Securityholders’ Agent Fund shall not be evidence that the Company Securityholders or the Securityholders’ Agent have any liability under this Agreement. Any amounts received by the Securityholders’ Agent, in its capacity as such, including any amounts released from the Escrow Fund, may be used at the Securityholders’ Agent’s discretion to increase the Securityholders’ Agent Fund. If the Securityholders’ Agent determines to release all or a portion of the Securityholders’ Agent Fund to the Company Securityholders, such amounts will be distributed to the Paying Agent for further distribution to the Company Securityholders in accordance with their respective Escrow Distribution Pro Rata Shares. No interest shall accrue or be paid on any amounts payable from the Securityholders’ Agent Fund to the Company Securityholders or any other Person hereunder. The determination by the Securityholders’ Agent of amounts payable under this Section 8.7(d) shall be final and binding.

8.8 Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall promptly deliver a Claim Certificate in respect thereof; provided that no delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Securityholders’ Agent or the Company Securityholders are materially prejudiced thereby. Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement, enforcement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 8.2 to the extent that it is determined pursuant to Sections 8.5 and 8.6 that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 8.2); provided that Acquirer shall request the Securityholders’ Agent’s written consent prior to entering into any settlement agreement with respect to any Third-Party Claim (which consent shall not be unreasonably withheld, conditioned or delayed) and in the event that the Securityholders’ Agent does not consent to such settlement agreement in writing, any Indemnifiable Damages shall be determined pursuant to Sections 8.5 and 8.6. Notwithstanding anything herein to the contrary, Acquirer may not assume the defense of any Third-Party Claim that is brought directly against any Securityholder, and such Securityholder shall maintain the right to defend any such claims. The Securityholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Securityholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information; provided that in the event that any privilege would be affected, the parties shall use commercially reasonable efforts to enter into a joint defense or common privilege agreement, and provide such copies of all pleadings, notices and communications not subject to the privilege. The Securityholders’ Agent shall have the right to participate as an observer in any Third-Party Claim with counsel of its choice and at its own expense (on behalf of the Company Securityholders). However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. In the event that the Securityholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Securityholders’ Agent nor any Company Stockholder shall have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution. Notwithstanding anything to the contrary herein, (i) to the extent the provisions of Section 5.14(e) are inconsistent with this Section 8.8, the provisions of Section 5.14(e) shall govern any Third-Party Claim relating to Taxes and (ii) the Securityholders’ Agent shall not object to a claim for costs and expenses incurred by Acquirer in connection with the defense, enforcement, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) of a Third-Party Claim on the basis that there has been no ultimate determination (including a judgment of a court or a finding of an arbitral body) with respect to such Third-Party Claim to the extent Acquirer is otherwise entitled to indemnification for Indemnifiable Damages with respect to such Third-Party Claim hereunder.

8.9 Treatment of Indemnification Payments. Acquirer, the Securityholders’ Agent and the Company Securityholders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to Section 1.6 or this Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

8.10 No Other Representations or Warranties.

(a) The parties to this Agreement acknowledge and agree that (i) except for the representations and warranties contained in Article II, and those made by the Company Securityholders in their respective Stockholder Agreements, Letters of Transmittal, Option Waivers, Promised Options Releases and Non-Competition Agreements, as applicable, none of the Company Securityholders, the Company, any Subsidiary or any other Person, respectively, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company Securityholders, the Company or any Subsidiary, including any representation or warranty as to the accuracy or completeness of any information regarding the Company or any of the Subsidiaries made available to Acquirer and its Representatives or as to the future revenue, profitability or success of the Company or the Subsidiaries, or any representation or warranty arising from any legal requirement and (ii) except for the representations and warranties contained in Article III, none of Acquirer, Merger Sub or any other Person, respectively, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquirer or Merger Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Acquirer or any of its subsidiaries made available to the Company and its Representatives or as to the future revenue, profitability or success of Acquirer or its subsidiaries, or any representation or warranty arising from any legal requirement. Acquirer further acknowledges and agrees that it has relied solely on the representations and warranties contained in Article II and in the Stockholder Agreements, Letters of Transmittal, Option Waivers, Promised Options Releases and Non-Competition Agreements, as applicable, in determining to enter into this Agreement and effectuate the Transactions, and it expressly disclaims any reliance on any other representations or omissions of fact, including, without limitation, information, documents or materials made available for review in the virtual data room established by the Company and estimates, projections, forecasts and other forward-looking information. The Company further acknowledges and agrees that it has relied solely on the representations and warranties contained in Article III in determining to enter into this Agreement and effectuate the Transactions, and it expressly disclaims any reliance on any other representations or omissions of fact, including, without limitation, any estimates, projections, forecasts and other forward-looking information.

(b) The indemnification rights provided in this Agreement constitute the sole and exclusive remedy of any party to this Agreement, or any Person claiming by or through any party to this Agreement, for any breach of any representation, warranty, covenant or obligations contained in, or otherwise pursuant to, this Agreement, other than (i) to the extent injunctive or equitable remedies may apply or (ii) any amounts owed under

Section 1.6. The parties to this Agreement expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement, other than as expressly set forth in any Stockholder Agreement, Letter of Transmittal, Option Waiver, Promised Options Release or Non-Competition Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company, Acquirer and Merger Sub herein, and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the 15 month anniversary of the earlier of the Closing and the Satisfaction Event; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, (i) the representations and warranties made by the Company in Section 2.11 (Taxes), insofar as such representations and warranties relate to income Taxes, will survive and remain in full force and effect until the date that is six years following the earlier of the Closing Date and the date of the Satisfaction Event, (ii) the representations and warranties made by the Company in Section 2.10(s) (other than subclauses (i) and (ii) thereof) (Data Privacy, Security and Information Technology) will survive and remain in full force and effect until the date that is four years following the earlier of the Closing Date and the date of the Satisfaction Event and (iii) the Special Representations (other than the representations and warranties made by the Company in Section 2.11 (Taxes), insofar as such representations and warranties relate to income Taxes, and Section 2.10(s) (other than subclauses (i) and (ii) thereof) (Data Privacy, Security and Information Technology)) will survive and remain in full force and effect until the expiration of the applicable statute of limitations, in each case of clauses (i), (ii) and (iii), for claims against the Company Securityholders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that (x) the representations and warranties made by Acquirer and Merger Sub in Sections 3.1 (Organization and Standing), 3.2(a) (Authority) and 3.5 (Solvency) will survive and remain in full force and effect until the expiration of the applicable statute of limitations for claims against the Company Securityholders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties, (y) no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Securityholders’ Agent on or prior to the expiration of such representations and warranties shall be affected by such expiration and (z) that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any Fraud by the Company. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail (in each case, if provided below and with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice); provided that with respect to notices delivered to the Securityholders’ Agent, such notices must be delivered solely via facsimile or via electronic mail:

(i) if to Acquirer or Merger Sub, to:

Etsy, Inc.

117 Adams Street

Brooklyn, NY 11201

Attention: General Counsel

Telephone No.: (718) 880-3660

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

902 Broadway, Suite 14

New York, NY 10010

Attention: Ken S. Myers; Bomi Lee

Telephone No.: (212) 430-2660

Email: kmyers@fenwick.com; bomi.lee@fenwick.com

(ii) if to the Company, to:

Reverb Holdings, Inc.

3345 N Lincoln Ave

Chicago, IL 60657

Attention: David Kalt; Collin Williams

Telephone No.: (312) 585-7712

Email: david@reverb.com; collin@reverb.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

Attention: Richard Ginsberg; Jason Osborn

Telephone No.: (312) 558-7901

Email: rginsberg@winston.com; josborn@winston.com

(iii) If to the Securityholders’ Agent, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile No.: (858) 408-1843

Email: notices@fortisrep.com

Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received +on the third Business Day after the post of the same.

9.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to an act done or omitted to be done in the “ordinary course of business consistent with past practice” of a Person, such reference shall be understood to refer to an act or omission done in the ordinary course of business of such Person and that is also consistent with the past practice of such Person. Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) subject to clause (viii), the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrases “provided to Acquirer” or “made available to Acquirer” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review by the Company and its Representatives in the virtual data room established by the Company in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquirer or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4 Company Disclosure Letter. The representations and warranties of the Company set forth in this Agreement are made and given subject to the disclosures contained in the Company Disclosure Letter. The Company will not be, nor will it deemed to be, in breach of any such representations and warranties (and no claim will lie in respect thereof) in respect of any such matter so disclosed in the Company Disclosure Letter; provided that, each disclosure, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosure without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed). Inclusion of information in the Company Disclosure Letter will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of the Company, or as an admission of liability or obligation of the Company to any third party matters set forth in the Company Disclosure Letter are not necessarily limited to matters required by this Agreement to be set forth in the Company Disclosure Letter. Certain information set forth in the Company Disclosure Letter is included solely for informational purposes. The inclusion of any item in the Company Disclosure Letter is not intended to imply that such item is or is not required to be disclosed (including whether such item is required to be disclosed as material or threatened) or is within or outside the ordinary course of business, and no party will use the fact of the inclusion of any item in the Company Disclosure Letter in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Company Disclosure Letter is or is not required to be disclosed (including whether the amount or item is required to be disclosed as material or threatened) or is within or outside the ordinary course of business for purposes of this Agreement. The disclosure of any matter in any parts of the Company Disclosure Letter is not to be treated as constituting or implying any representation, warranty, assurance or undertaking by the Company, nor to be treated as adding to or extending the scope of any such party’s representations or warranties in this Agreement, in each case, except to the extent expressly set forth in this Agreement or the Company Disclosure Letter. The Company Disclosure Letter is made a part of this Agreement as if set forth fully herein.

9.5 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Securityholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Securityholders’ Agent

9.6 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Securityholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Company Stockholders and/or the Securityholders’ Agent, signed by the Securityholders’ Agent and (III) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.8 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements, representations, warranties, statements and understandings, both written and oral, among the parties hereto and their Affiliates with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (other than the right of the Company Securityholders to receive consideration hereunder and except as set forth in Section 5.16 and except that Article VIII is intended to benefit the Indemnified Persons,

Sections 9.16, 9.17 and 9.18 are intended to benefit the Designated Firm and Section 9.19 is intended to benefit the Non-Parties).

9.9 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.10 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.11 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. Each party agrees that the rights of the other parties to consummate the Transactions are special, unique and of extraordinary character, and that if any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching parties shall be without an adequate remedy at law. Each party agrees that it shall not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity. For the avoidance of doubt, in no event shall any party’s right to seek specific performance pursuant to this Section reduce, restrict or otherwise limit such party’s right to terminate this Agreement. Each of the parties hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under applicable legal requirements to post a bond or other security as a prerequisite to obtaining equitable relief.

9.12 Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a) EXCEPT FOR CLAIMS REGARDING UNPERMITTED DISCLOSURE OF CONFIDENTIAL INFORMATION OR SPECIFIC PERFORMANCE, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN NEW YORK, NEW YORK. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE

THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b) Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Delaware. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.12. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

9.13 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.14 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.15 WAIVER OF JURY TRIAL. EACH OF ACQUIRER, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ACQUIRER, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.16 Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement following the Closing, the Securityholders’ Representative and any of the Company Securityholders shall have the right, at their election, to retain Winston & Strawn LLP and/or Choate, Hall & Stewart LLP (the “Designated Firm”) to represent them in such matter, even if such representation shall be adverse to Acquirer and/or the Company or any of the Subsidiaries. Acquirer, the Company and each of the Subsidiaries, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably consent to any such representation in any such matter. Acquirer, the Company and each of the Subsidiaries, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably waive any actual or potential conflict arising from any such representation in the event of (a) any adversity between the interests of the Securityholders’ Representative and the Company Securityholders on the one hand and Acquirer, the Company and the Company’s Subsidiaries on the other hand, in any such matter; and/or (b) any communication between the Designated Firm and the Company, any of the Company’s Subsidiaries or any of their Affiliates or employees, whether privileged or not, or any other information known to such counsel, by reason of such counsel’s representation of any of the Company or any of the Subsidiaries prior to the Closing.

9.17 Protected Communications. Acquirer and the Surviving Corporation further agree that, as to all communications among Winston & Strawn LLP or Choate, Hall & Stewart LLP, on the one hand, and the Company, the Securityholders’ Agent and the Securityholders and their respective Affiliates, on the other hand (individually and collectively, the “Seller Group”), that relate in any way to the Transactions, following the Effective Time, the attorney-client privilege and the exception of client confidence belongs solely to Acquirer and may be controlled only by Acquirer and shall not be claimed by the Seller Group; provided that Acquirer shall not assert such attorney-client privilege against the Seller Group or assert any such privileged communication (or use it as evidence) in a dispute (including a dispute under Article VIII) with any members of the Seller Group.

9.18 No Waiver of Privilege, Protection from Disclosure or Use. The parties hereto understand and agree that nothing in this Agreement, including the foregoing provisions regarding the assertions of protection from disclosure and use, privilege and conflicts of interest, shall be deemed to be a waiver of any applicable attorney-client privilege vis-a-vis third parties or other protection from disclosure or use. Each of the parties understands and agrees that it has undertaken reasonable efforts to prevent the disclosure of Protected Communications. Notwithstanding those efforts, the parties understand and agree that the consummation of the Transactions could result in the inadvertent disclosure of information that may be confidential, eligible to be subject to a claim of privilege, or otherwise protected from disclosure. The parties further understand and agree that any disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure with respect to any third party, including with respect to information involving or concerning the same subject matter as the disclosed information. The parties agree to use commercially reasonable efforts to return any inadvertently disclosed information to the disclosing party promptly upon becoming aware of its existence. The parties further agree that promptly after the return of any inadvertently disclosed information, the party returning such information shall destroy any and all copies, summaries, descriptions and/or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions or notes.

9.19 Non-Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but subject to the final sentence of this Section, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, may only be made against, the Persons that are expressly identified as parties in their capacities as parties to this Agreement or the Stockholder Agreement (to the extent of the obligations of the applicable Company Securityholders set forth in the Stockholder Agreement or the other documents delivered by such Company Securityholders pursuant to this Agreement in connection with the Merger), and no Non-Party (other than parties to the Stockholder Agreement as set forth in this Section 9.19) shall have any liability for any obligations or liabilities of the parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any representations, warranties, covenants or statements made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party, in each case, subject to the final sentence of this Section. Notwithstanding the foregoing, nothing in this Section shall (i) preclude any party to another Transaction Document from making any claim thereunder, to the extent permitted therein or (ii) limit any of Acquirer’s rights under Article VIII, including the right to seek Indemnifiable Damages from any Company Securityholder in accordance therewith.

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

ETSY, INC.

By:	/s/ Rachel Glaser
Name:	Rachel Glaser
Title:	Chief Financial Officer

POLANCO ACQUISITION SUB, INC.

By:	/s/ Rachel Glaser
Name:	Rachel Glaser
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

REVERB HOLDINGS, INC.

By:	/s/ David S. Kalt
Name:	David S. Kalt
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

FORTIS ADVISORS LLC, as the Securityholders’ Agent

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the Common Stock, par value $0.001 per share, of Acquirer.

“Acquirer RSU Indemnity Percentage” means a percentage equal to the aggregate Closing Pro Rata Share of each Continuing Employee or Continuing Contractor holding Unvested Company Options, Excluded Company Options or Promised Company Options (solely in respect of Unvested Company Options, Excluded Company Options and Promised Company Options).

“Acquirer Stock Price” means the volume weighted average price per share of Acquirer Common Stock on the NASDAQ Global Select Market (as reported by Bloomberg L.P or, if not reported therein, in another authoritative source mutually agreed by the parties) on each of the 10 consecutive trading days ending on and including the trading day that is either 10 trading days prior to the Closing Date or such other reasonably proximate date agreed in writing by Acquirer and the Company.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions.

“Adjustment Calculation Time” means 11:59 p.m. central time on the day immediately prior to the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Junior Liquidation Amount” means an amount equal to the sum of (i) the product of (A) the Per Share Liquidation Amount applicable to Company Series A-1 Stock, multiplied by (B) the total number of shares of Company Series A-1 Stock issued and outstanding as of immediately prior to the Effective

Time, and (ii) the product of (A) the Per Share Liquidation Amount applicable to Company Series A-2 Stock, multiplied by (B) the total number of shares of Company Series A-2 Stock issued and outstanding as of immediately prior to the Effective Time.

“Aggregate Senior Liquidation Amount” means an amount equal to the sum of (i) the product of (A) the Per Share Liquidation Amount applicable to Company Series B Stock, multiplied by (B) the total number of shares of Company Series B Stock issued and outstanding as of immediately prior to the Effective Time, and (ii) the product of (A) the Per Share Liquidation Amount applicable to Company Series B-2 Stock, multiplied by (B) the total number of shares of Company Series B-2 Stock issued and outstanding as of immediately prior to the Effective Time.

“Aggregate Vested Exercise Price” means the sum of the exercise prices of all Vested Company Options.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses and having the force of law.

“Business” means the business of the Company as currently conducted by the Company.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in Chicago, Illinois and New York, New York.

“Closing Company Cash” means the amount of Company Cash as set forth in the Company Closing Financial Certificate.

“Closing Company Debt” means the amount of Company Debt as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Target is greater than the Company Net Working Capital as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Surplus” means the amount, if any, by which the Closing Net Working Capital Target is less than the Company Net Working Capital as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Target” means $668,000.

“Closing Pro Rata Share” means, with respect to a particular Company Securityholder, a percentage calculated in accordance with the Company’s Certificate of Incorporation, as in effect as of immediately prior to the Closing; provided that (a) with respect to (i) the allocation of the Escrow Amount and the calculation of the Acquirer RSU Indemnity Percentage, the foregoing shall be calculated as if (A) each Company Warrant and

Vested Company Option and (B) each Unvested Company Option, Promised Company Option and Excluded Company Option held by a Continuing Employee or Continuing Contractor had, in each case, been exercised in full and was represented by shares of Company Common Stock at the time of such calculation and (ii) the allocation of the Securityholders’ Agent Amount, the foregoing shall be calculated as if each Vested Company Option and Company Warrant had been exercised in full and was represented by shares of Company Common Stock at the time of such calculation (and no Unvested Company Option, Excluded Company Option or Promised Company Option had been exercised or was outstanding), (b) for the avoidance of doubt, the calculation of the Closing Pro Rata Shares shall give effect to Article Fifth, Part B, Section 2.4.3 of the Company’s Certificate of Incorporation and (c) notwithstanding anything to the contrary contained in this Agreement or in the Company’s Certificate of Incorporation, the sum of the Closing Pro Rata Shares of all Company Securityholders shall equal 100%.

“CME” means the Chicago Music Exchange, an Illinois limited liability company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Consideration” means (i) the sum of (A) the Merger Consideration, less (B) the Aggregate Senior Liquidation Amount, less (C) the Aggregate Junior Liquidation Amount, divided by (ii) the Fully-Diluted Company Common Stock; provided that, with respect to the calculation of the Acquirer RSUs to be granted in respect of the Promised Company Options, Unvested Company Options and Excluded Company Options, the Aggregate Senior Liquidation Amount and the Aggregate Junior Liquidation Amount are calculated without giving effect to deductions in respect of the Escrow Amount or the Securityholders’ Agent Amount.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Cash” means the cash and cash equivalents of the Company and the Subsidiaries, net of restricted cash, the Seller Float and the “Reverb Bucks” program, calculated in accordance with the Accounting Principles (including wires sent to and checks deposited in accounts of the Company or the Subsidiaries to the extent such wires and checks have not been credited, but excluding the aggregate amount of cash needed to fund wires, checks, drafts, draws and any electronic disbursements written or ordered by the Company or the Subsidiaries but not cleared).

“Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

“Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

“Company Closing Financial Certificate” means a certificate in form and substance reasonably satisfactory to Acquirer, executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital, (ii) Company Debt that is outstanding, including an itemized list of such Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (iii) Company Cash and (iv) any Transaction Expenses that are incurred but unpaid.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and the Subsidiaries, whether or not represented by bonds, debentures, notes or other securities

(whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, including the obligations described on Schedule 2.4(d) of the Company Disclosure Letter, (ii) all deferred indebtedness of the Company and the Subsidiaries for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company and the Subsidiaries to pay rent or other payment amounts under a lease which is required to be classified as a capital lease in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company and the Subsidiaries with respect to drawn letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all outstanding payment obligations of the Company and the Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (to the extent such are actually required to be paid at the Closing), as a result of the consummation of the Transactions or in connection with any lender consent in connection therewith, and (vii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and the Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vi) appertaining to third parties. Notwithstanding any term herein to the contrary, in no event will Company Debt include (i) any liability included within the definition of Company Net Working Capital, (ii) indebtedness arranged by Acquirer or any of its Affiliates, (iii) inter-company indebtedness among any of the Company and one or more of the Subsidiaries (iv) deferred rent, deferred revenue or obligations under any operating or real estate leases, (v) the Seller Float or (vi) the “Reverb Bucks” program.

“Company Net Working Capital” means (i) the Company’s consolidated total current assets as of the Adjustment Calculation Time (as defined by and determined in accordance with the Accounting Principles as applied in the Company Balance Sheet) less (ii) the Company’s consolidated total current liabilities as of the Adjustment Calculation Time (as defined by and determined in accordance with the Accounting Principles as applied in the Company Balance Sheet). For purposes of calculating Company Net Working Capital, the Company’s current assets shall (regardless of whether they would be treated as a current asset under the Accounting Principles as applied in the Company Balance Sheet) exclude Company Cash, restricted cash, deferred Tax assets and any amounts associated with the Seller Float or the “Reverb Bucks” program. For purposes of calculating Company Net Working Capital, the Company’s current liabilities shall (regardless of whether they would be treated as a current liability under the Accounting Principles as applied in the Company Balance Sheet) (x) exclude all Liabilities for Transaction Expenses incurred but unpaid and all Company Debt, in each case as of the Closing, deferred Tax liabilities and any liabilities associated with the Seller Float or the “Reverb Bucks” program and (y) include any bonuses (for performance or otherwise) accrued by or for the Company’s directors, employees and/or consultants that are unpaid as of the Closing and the employer portion of any related payroll taxes (excluding the employer portion of federal social security taxes, if any, but including the employer portion of Medicare taxes and all other payroll taxes) with respect thereto, other than any bonus included within the definition of Transaction Expense.

“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Class B Common Stock.

“Company Preferred Stock” means the Company Series A-1 Stock, the Company Series A-2 Stock, the Company Series B Stock and the Company Series B-2 Stock.

“Company Securityholder Payment Procedures” shall mean, with respect to any payment to be made hereunder to any Company Stockholder, the conditions, procedures and other agreements set forth in and contemplated by Sections 1.4(a)(iii), (a)(iv), (a)(v), (d), (e) and (f), with such changes being deemed to be made as are necessary to apply such conditions, procedures and other agreements to such payment.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and Company Warrantholders.

“Company Series A-1 Stock” means the Series A-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series A-2 Stock” means the Series A-2 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B Stock” means the Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B-2 Stock” means the Series B-2 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.

“Company Warrants” means warrants to purchase shares of Company Class B Common Stock. For the avoidance of doubt, any Company Class B Common Stock that is issued upon the exercise of a Company Warrant at any time (up to and including the time immediately prior to the Effective Time) shall be understood to be Company Capital Stock that is outstanding as of immediately prior to the Closing.

“Continuing Contractors” means the independent contractors and consultants of the Company who continue to provide services to Acquirer, the Surviving Corporation or one of their respective subsidiaries as of immediately after the Effective Time.

“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective subsidiaries and who execute an Offer Letter and, in each case, who accept employment to remain employees of, and continue after the Effective Time in employment with, the Surviving Corporation or who become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the Merger.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment or restriction on the transfer of any security or any similar restriction.

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA Affiliate” means a trade or business (whether or not incorporated) that is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Amount” means an amount equal to $33,000,000.

“Escrow Amount RSU Reduction” means an amount equal to the Escrow Amount multiplied by the Acquirer RSU Indemnity Percentage.

“Escrow Distribution Pro Rata Share” means, with respect to a particular Company Securityholder (solely in respect of Company Capital Stock, Vested Company Options and Company Warrants), as of any time of determination, a percentage to be calculated in a manner consistent with the Company’s Certificate of Incorporation as in effect as of immediately prior to the Closing, as determined by the Securityholders’ Agent in its reasonable discretion; provided that, (a) upon the reasonable request of Acquirer or any occurrence pursuant to which the calculation of an Escrow Distribution Pro Rata Share is required for purposes of this Agreement, the Securityholders’ Agent shall, as soon as reasonably practicable after such request or occurrence (and in any event within one Business Day), make such calculation as of the time of such request or occurrence and deliver a certified copy thereof to Acquirer and (b) notwithstanding anything to the contrary contained in this Agreement or in the Company’s Certificate of Incorporation, the sum of the Escrow Distribution Pro Rata Shares of all Company Securityholders (solely in respect of Company Capital Stock, Vested Company Options and Company Warrants) shall, at any time of determination, equal 100%.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Company Options” means any Company Option granted on any date on or following April 8, 2019.

“Fraud” means common law fraud under Delaware law.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Warrants, Vested Company Options, Unvested Company Options, Excluded Company Options and Promised Company Options (as if such Promised Company Options were issued and outstanding) and any other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (iii) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time, (iv) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; provided that Unvested Company Options, Promised Company Options or Excluded Company Options that are held by Persons other than Continuing Employees or Continuing Contractors shall not be included in the Fully-Diluted Vested Company Common Stock.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnifiable Damages” means any Liabilities, obligations, costs, interest, Taxes, damages, reductions in value, losses and expenses, including reasonable attorney’s fees, whether direct, indirect or in connection with a Third-Party Claim, actually incurred or paid by an Indemnified Person; provided that Indemnifiable Damages shall not include any exemplary or punitive damages, except to the extent required to be paid to a third party.

“Indemnity Pro Rata Share” means, with respect to a particular Company Securityholder, a percentage to equal to (a)(i) the aggregate amount of shares of Company Common Stock held by such Company Securityholder, determined on an as converted as exercised basis (solely in respect of Company Capital Stock, Vested Company Options and Company Warrants) divided by (ii) the aggregate amount of shares of Company Common Stock held by all Company Securityholders, determined on an as converted as exercised basis (solely in respect of Company Capital Stock, Vested Company Options and Company Warrants) multiplied by (b)

100% minus the Acquirer RSU Indemnity Percentage, as of any time of determination, as determined by the Securityholders’ Agent in its reasonable discretion; provided that, (a) upon the reasonable request of Acquirer or any occurrence pursuant to which the calculation of an Indemnity Pro Rata Share is required for purposes of this Agreement, the Securityholders’ Agent shall, as soon as reasonably practicable after such request or occurrence (and in any event within one Business Day), make such calculation as of the time of such request or occurrence and deliver a certified copy thereof to Acquirer, (b) notwithstanding anything to the contrary contained in this Agreement or in the Company’s Certificate of Incorporation, the sum of the Indemnity Pro Rata Shares of all Company Securityholders shall, at any time of determination, equal 100% minus the Acquirer RSU Indemnity Percentage and (c) when used in reference to any Liability of the Company Securityholders that is actually recovered by Acquirer from the Escrow Fund, the term “Indemnity Pro Rata Share” shall be deemed to be calculated upon the final release of the Escrow Fund and determined in accordance with amounts actually disbursed to the Company Securityholders based on their Escrow Distribution Pro Rata Shares.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Named Employees; provided that any executive officer or Named Employee, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such knowledge could be obtained from reasonable inquiry of such executive officer’s or Named Employee’s direct reports.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Material Adverse Effect” means, with respect to any Person, any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), Liabilities, business, capitalization, employees, operations or results of operations of such Person and its subsidiaries (taken as a whole), except to the extent that any such Effect directly results from: (A) changes in general business, financial, political, capital market or economic conditions or resulting from any natural disaster, war, hostilities or act of terrorism (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in GAAP or legal requirements (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) any change resulting from the announcement or pendency of the Transactions (but subject to and without limiting any confidentiality provisions contained herein) or to the extent attributable to the identity of Acquirer as the prospective owner of the Company or (E) the failure of the Company or any Subsidiary to achieve any financial projections or budget (it being understood that the fact or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect so long as such facts or occurrences are not otherwise excluded by any other clause in this definition), or (ii) materially and adversely affects, or would reasonably be likely to materially and adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement or Applicable Law.

“Merger Consideration” means $275,000,000 in cash, plus (i) the sum of (A) an amount in cash equal to the Closing Net Working Capital Surplus, if any, (B) an amount in cash equal to the amount of Closing Company Cash, (C) the Aggregate Vested Exercise Price plus the aggregate exercise price of all Unvested Company Options, Excluded Company Options and Promised Company Options (provided that the aggregate exercise price for Excluded Company Options and Promised Company Options shall be calculated as if the exercise price were $5.88 per share) and (D) the aggregate exercise price of all Company Warrants, minus (ii) the sum of (A) an amount in cash equal to the Closing Net Working Capital Shortfall, if any, (B) an amount in cash equal to the Closing Company Debt and (C) an amount in cash equal to Transaction Expenses that are incurred but unpaid as of the Closing.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

“Non-Party” means any Person that is not a party to this Agreement, including any former, current or future stockholders, equity holders, controlling persons, financing source, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing, in each case, that is not a party to this Agreement.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Per Share Liquidation Amount” means, (i) with respect to Series A-1 Stock, $1.00, (ii) with respect to Series A-2 Stock, $3.00, and (iii) with respect to Series B Stock or Series B-2 Stock, an amount calculated in accordance with the Company’s Certificate of Incorporation, as in effect as of immediately prior to the Closing.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory or contractual liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) non-exclusive licenses of software and other Intellectual Property granted by or to the Company in the ordinary course of business consistent with past practice, (vii) other liens or encumbrances that will be released upon payment of the Company Debt at the Closing and (viii) minor imperfections, irregularities and defects in title affecting real or personal property, which would not, individually or in the aggregate, reasonably be expected to materially impair the use or occupancy, as applicable, of the real or personal property to which they relate.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Post-Closing Tax Period” means any taxable period that begins on or after the day that is immediately following the Closing Date.

“Pre-Closing Income Taxes” means any (i) income Taxes of the Company or any of the Subsidiaries for a Pre-Closing Tax Period and (ii) any income Taxes of any other Person for which the Company or any of the Subsidiaries is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. In the case of any income Taxes of the Company that are payable for a Taxable period that includes (but does not end on) the Closing Date (“Straddle Period”), such income Taxes shall be deemed to be

Pre-Closing Income Taxes in an amount equal to the amount of income Taxes that would be payable if the relevant Taxable period ended on the Closing Date; provided that any income Taxes of the Company arising as a result of any income inclusion under Sections 951 or 951A of the Code shall be deemed to arise in a Pre-Closing Tax Period to the extent such inclusion is attributable to the income of a foreign entity arising in any Pre-Closing Tax Period; and provided that such inclusion shall be calculated as if the taxable year (as determined for U.S. federal income tax purposes) of such foreign entity ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

“Pre-Closing Tax Period” means a Taxable period (or portion thereof) ending on or prior to the Closing Date.

“Pro Rata Share” means the Closing Pro Rata Share, the Escrow Distribution Pro Rata Share or the Indemnity Pro Rata Share.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Float” means cash received by the Company for the benefit of seller accounts.

“Series A-1 Per Share Consideration” means the sum of the Common Per Share Consideration plus the Per Share Liquidation Amount applicable to Company Series A-1 Stock.

“Series A-2 Per Share Consideration” means the sum of the Common Per Share Consideration plus the Per Share Liquidation Amount applicable to Company Series A-2 Stock.

“Series B Per Share Consideration” means the sum of the Common Per Share Consideration plus the Per Share Liquidation Amount applicable to Company Series B Stock.

“Series B-2 Per Share Consideration” means the sum of the Common Per Share Consideration plus the Per Share Liquidation Amount applicable to Company Series B-2 Stock.

“Special Representations” means the representations and warranties made by (A) the Company in Section 2.1(a) (Organization, Standing, Power and Subsidiaries) (other than the third and fourth sentences of Section 2.1(a)), Section 2.1(b), Section 2.2 (Capital Structure), Section 2.3(a) (Authority), Section 2.10(s) (other than subclauses (i) and (ii) thereof) (Data Privacy, Security and Information Technology), Section 2.11 (Taxes) insofar as such representations and warranties relate to income Taxes, Section 2.12(a) (Employee Benefit Plans) and Section 2.17 (Transaction Fees) and (B) the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections.

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.

“Subsidiary” means any subsidiary of the Company.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all of the following fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with this Agreement and the Transactions, whether or not incurred, billed or accrued: (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants that are incurred as of the Closing, (ii) the maximum amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons engaged by the Company notwithstanding any earn-outs, escrows or other contingencies, (iii) all bonuses or other compensatory amounts (other than severance obligations) owed by the Company to the Company’s directors, employees and/or consultants in connection with the Transactions that are unpaid as of the Closing and all outstanding severance obligations as of the Effective Time other than any severance obligations incurred following the Agreement Date with respect to which Acquirer provides consent following the Agreement Date in accordance with Section 4.2(f)(ii), in each case including the employer portion of any related payroll taxes (excluding the employer portion of federal social security taxes, if any, but including the employer portion of Medicare taxes and all other payroll taxes) with respect thereto, (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company, and (v) one-half of the cost of the Tail Policy; provided that in no event shall Transaction Expenses include any fees, costs or expenses initiated or otherwise incurred at the request of Acquirer or any of its Affiliates or representatives.

“Unvested Company Option” means each Company Option that is not a Vested Company Option and that is not an Excluded Company Option.

“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“Unvested Option Payout Amount” means the sum of (i) the value of the Acquirer RSUs issued pursuant to Section 1.3(a)(ii)(B), (ii) the value of the Acquirer RSUs granted in lieu of Promised Company Options pursuant to Promised Option Releases and (iii) the value of Acquirer RSUs granted pursuant to the Company Excluded Optionholder Grants, in each case, calculated by multiplying the number of shares of Acquirer Common Stock underlying such Acquirer RSUs by the Acquirer Stock Price.

“Vested Company Option” means each Company Option that is vested under the terms of any Contract between the holder of such Company Option and the Company (including any Company Option Plan) as of immediately prior to the Effective Time and that is not an Excluded Company Option.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	5.15
“401(k) Plan”	1.2(b)(vii)
“Accounts Receivable”	2.4(e)
“Acquirer”	Preamble
“Acquirer Calculations”	1.6(b)
“Acquirer Prepared Returns”	5.14(d)(ii)
“Acquirer RSU”	1.3(a)(ii)(B)
“Advisory Group”	8.7
“Agreement”	Preamble
“Agreement Date”	Preamble
“Antitrust Laws”	5.4(b)
“Antitrust Restraint”	5.4(c)
“Author”	2.10(g)
“Basket”	8.3(a)
“Board”	Recitals
“Bylaws”	1.2(b)(ii)
“Certificate of Incorporation”	1.2(b)(ii)
“Certificate of Merger”	1.1(d)
“Certificates”	1.4(a)(i)
“Claim Certificate”	8.5(a)
“Claims Period”	8.4
“Closing”	1.1(c)
“Closing Date”	1.1(c)
“Closing Deliverable Financials”	1.2(b)(xii)
“CME Commercial Agreement”	1.2(b)(xx)
“COBRA”	2.12(a)(iii)
“Company”	Preamble
“Company Authorizations”	2.8(b)
“Company Balance Sheet”	2.4(b)
“Company Balance Sheet Date”	2.4(b)
“Company Data”	2.10(a)(i)
“Company Data”	2.10(a)(ii)
“Company Databases”	2.1(r)(viii)
“Company Disclosure Letter”	Article II
“Company Employee Plans”	2.12(a)(i)
“Company Intellectual Property”	2.10(a)(iii)
“Company Intellectual Property Agreement”	2.10(a)(iv)
“Company Licensed Data”	2.1(r)(ix)
“Company Option Promisee”	2.2(d)
“Company-Owned Data”	2.10(s)
“Company-Owned Intellectual
Property”	2.10(a)(v)
“Company Privacy Commitments”	2.10(s)

“Company Privacy Policies”	2.10(a)(vi)
“Company Products”	2.10(a)(vii)
“Company Registered Intellectual Property”	2.10(a)(viii)
“Company Source Code”	2.10(a)(ix)
“Company Stockholder Approval”	2.3(a)
“Company Voting Debt”	2.2(e)
“Company Websites”	2.10(a)(x)
“Confidential Information”	2.10(i)
“Confidentiality Agreement”	5.3(a)
“Consenting Stockholders”	Recitals
“DMCA”	2.10(r)
“Effective Time”	1.1(d)
“ERISA”	2.12(a)(i)
“Escrow Agent”	8.1(a)
“Escrow Agreement”	8.1(a)
“Escrow Fund”	8.1(a)
“Escrow Release Date”	8.1(a)
“Excluded Optionholder”	2.2(b)
“Export Approvals”	2.20
“Export Approvals”	2.20
“Final Net Working Capital”	1.6(f)
“Final Net Working Capital Shortfall”	1.6(f)
“Final Net Working Capital Surplus”	1.6(f)
“Financial Statements”	2.4(a)
“Government Contract”	2.16(a)(xxvi)
“ICT Infrastructure”	2.10(a)(xiv)
“Indemnified Person”	8.2(a)
“Intellectual Property”	2.10(a)(xi)
“Intellectual Property Rights”	2.10(a)(xii)
“Letter of Transmittal”	1.4(a)(i)
“Material Contracts”	2.16(a)
“Merger”	Recitals
“Merger Sub”	Preamble
“Minimum Threshold”	8.3(a)
“Named Employee”	Recitals
“Named Employee Non-Competition Agreement”	Recitals
“Named Transitional Employee”	Recitals
“Named Transitional Employee Non-Competition Agreement”	Recitals
“New Litigation Claim”	5.6

“Non-Competition Agreement”	Recitals
“Notice of Objection”	1.6(c)(i)
“Offer Letter”	Recitals
“Open Source Materials”	2.10(a)(xiii)
“Option Payments”	1.3(a)(ii)
“Option Waiver”	1.4(b)
“Other Indemnitors”	5.16(c)
“Parachute Payment Waiver”	1.2(b)(xvii)
“Paying Agent”	1.4(a)(ii)
“Personal Data”	2.10(a)(xiv)
“Privacy Laws”	2.10(a)(xv)
“Process” or “Processing”	2.10(a)(xvi)
“Promised Company Option”	2.2(d)
“Promised Option Release”	6.3(g)(iii)
“Proprietary Information and Technology”	2.10(a)(xvii)
“R&D Sponsor”	2.10(e)
“Requisite Stockholder Approval”	6.3(i)
“Reviewing Accountant”	1.6(e)
“Satisfaction Event”	1.1(c)
“Section 280G Payments”	5.15
“Securityholders’ Agent”	Preamble
“Securityholders’ Agent Amount”	1.4(d)
“Securityholders’ Agent Engagement Agreement”	8.7
“Securityholders’ Agent Fund”	1.4(f)
“Securityholders’ Agent Group”	8.7

“Seller Group”	9.17
“Seller Prepared Returns”	5.14(d)(i)
“Significant Buyer or Seller”	2.21
“Significant Supplier”	2.22
“Special Claims”	8.3(d)
“Special Representations”	8.3(b)
“Spreadsheet”	5.8
“Stockholder Agreement”	Recitals
“Stockholder Notice”	5.1(c)
“Straddle Period”	Exhibit A
“Surviving Corporation”	1.1(a)
“Tax Benefit”	8.3(g)
“Tax Contest”	5.14(e)
“Termination Date”	7.1(b)
“Third-Party Claim”	8.8
“Third-Party Intellectual Property”	2.10(a)(xviii)
“Transactions”	Recitals
“Transitional Employee”	Recitals
“Transitional Employee Non-Competition Agreement”	Recitals
“Transitional Employee Offer Letter”	Recitals
“WARN Act”	2.12(b)(vii)
“Warrant Payments”	1.3(a)(ii)(F)
“Written Consent”	Recitals

EXHIBIT B

Form of Transitional Employee Non-Competition Agreement

EXHIBIT C

Form of Named Employee Non-Competition Agreement

EXHIBIT D

Form of Written Consent

EXHIBIT E

Form of Stockholder Agreement

EXHIBIT F

Form of Certificate of Merger

EXHIBIT G

Form of Paying Agent Agreement

EXHIBIT H

Form of Company Closing Officer Certificate

EXHIBIT I

Form of Resignation Letter

EXHIBIT J-1

Form of FIRPTA Notice

EXHIBIT J-2

Form of FIRPTA Notification Letter

EXHIBIT K

Form of Parachute Payment Waiver

EXHIBIT L

Form of Warrant Waiver

EXHIBIT M

Form of CME Commercial Agreement

EXHIBIT N

Form of Letter of Transmittal

EXHIBIT O

Form of Option Waiver

EXHIBIT P

Form of Assignment of Intellectual Property

EXHIBIT Q

Form of Promised Option Release

EXHIBIT R

Form of Escrow Agreement